04044560

See Things Differently

ARS
PARKER HANNIFIN CORP
P.E.
6/30/04



PROCESSED
OCT 0 5 2004
THOMSON
FINANCIAL

Parker

You can't see the engineering in our products. But every day, you experience the results of our work, on virtually everything that moves.

Parker's focus is on the core motion technologies – electromechanical, hydraulic and pneumatic – and a full complement in controls: from climate and electronics to filtration systems, instrumentation and sealing media. It all begins with engineering.

We create value by helping the world work in new and better ways: Cleaner. Faster. Smarter. Safer. Our systems are mission-critical to transport, technology, production and services.

Parker is the leader in the $50-billion, worldwide motion-control market, with a breadth of products unrivaled in our industry.

Our promise is growth: To do more for the 400,000 customers we already serve with Total Parker Systems and innovation that exceed their needs.

On the cover: In every diverse application, the most valuable Parker part is what is not visible on the inside or out: The motion and control engineering we bring to make things work.

We Deliver 1
Financial Highlights 2
Letter to Shareholders 3
We Produce 6
We Control 8
We Mobilize 10
We Integrate 12
Diverse/Innovative 14
A Winning Strategy 16
Financial Review 17

Parker

anything possible


Parata
Hn -
Ho-Hm

We Deliver.

Problem: Drug stores face a shortage of pharmacists and an increasing number of prescriptions to fill, fed by new drugs and aging baby boomers. Today, only two percent of the 50,000-plus retail drug stores in the U.S. have robotic systems installed to help fill prescriptions. This trend creates a need for Parker electromechanical and control systems in pharmacy automation.

Solution: More pharmacies are buying high-tech robots that can fill prescriptions quickly and accurately. They can save money for pharmacies, which helps hold down health care costs, and they're less likely than a human to make a mistake. More importantly, they can fill prescriptions faster and give pharmacists more time to spend with patients. The robot, made by Parata Systems, features Parker automation technology, integrating actuators, drives, motors, controls, pneumatics and fittings. The machine selects a vial, labels it, dispenses the correct number of pills, caps the completed prescription and sorts it alphabetically by the patient's last name. The whole process takes just 20 seconds. Since launching the Parata Robotic Dispensing System in August 2003, the number of units ordered has grown ten-fold. With demand for thousands of units in the next few years, Parata and Parker are paving the way for fast, efficient service at pharmacies everywhere.

Worldwide Market for Microfluidic Technologies


millions US dollars
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1997
1998
1999
2000
2001
2002
2003
2008

Source: Business Communications Company, Inc.

Financial Highlights

For the years ended June 30,	2004	2003	2002
(in thousands, except per share data)			
Operating Data			
Net sales	$ 7,106,907	$ 6,410,610	$ 6,149,122
Gross profit	1,364,854	1,100,835	1,032,552
Net income	345,783	196,272	130,150
Net cash provided by operating activities	662,398	557,489	631,046
Net cash (used in) investing activities	(270,472)	(137,185)	(608,718)
Net cash (used in) financing activities	(448,491)	(222,211)	(877)
Per Share Data			
Diluted earnings per share	$ 2.91	$ 1.68	$ 1.12
Dividends	.76	.74	.72
Book value	25.24	21.63	22.26
Ratios			
Return on sales	4.9%	3.1%	2.1%
Return on average assets	5.6	3.3	2.3
Return on average equity	12.6	7.7	5.1
Debt to debt-equity	24.9	35.6	36.8
Other			
Number of shareholders	54,683	51,154	53,001
Number of employees	48,447	46,787	48,176

Net Sales
Millions of Dollars


7000
6000
5000
4000
3000
2000
1000
99 00 01 02 03 04

Gross Profit
Millions of Dollars


1750
1500
1250
1000
750
500
250
99 00 01 02 03 04

Net Income
Millions of Dollars


420
360
300
240
180
120
060
99 00 01 02 03 04

Cash Flows From Operating Activities
Millions of Dollars


700
600
500
400
300
200
100
99 00 01 02 03 04



Parker President and CEO Don Washkewicz (seated) with Chairman of the Board Duane Collins

Letter to Shareholders

Fellow Shareholders:

We have begun a new chapter in the company's enduring story of service and value creation. For many years we emphasized our objectives of premier customer service (always our number-one priority), financial performance and profitable growth. To generate gains from these objectives, we established the Win Strategy, in which we challenged ourselves to achieve more through a series of initiatives proven to enhance performance and growth. **Today, your company is stronger because the Win Strategy is working.**

For the past two years, we executed the financial performance initiatives of the strategy. Our aim: to achieve operating leverage that, on the downside of an economic cycle, allows us to sustain value, and on the upside, positions us to accelerate growth and increase profitability.

Throughout the company, we deployed strategic procurement, lean enterprise management and strategic pricing, and as a result, we've reduced complexity, streamlined processes and made long-term agreements a strategic advantage in our supply chain.

Financial Performance

This year we posted record sales and cash flow, and restored growth in profitability. Sales were up 11 percent from 2003, topping $7 billion, while earnings grew 76 percent. Cash from operations reached a record $662.4 million, even after making a voluntary contribution of $146 million to our retirement and benefit plans. Before that contribution, operating cash was again above 10 percent of sales, which is among the best in our peer group.

We are moving Parker to an industrial-sector premium return on sales. In December 2002, when quarterly sales decelerated to a low point of $1.5 billion, our profit margin (net income divided by sales) was 2.5 percent. We finished fiscal-year 2004 with a fourth-quarter margin of 6.3 percent, on sales of $2 billion. From the bottom of the cycle, the margin is up 152 percent, on a 31 percent increase in sales. Further results from our Win Strategy are detailed on page 16 of this report.

As the second half of the year brought broad-based recovery in our industrial and aerospace markets, our internal message was straightforward: Maintain the gain and extend it. How we extend it is what comes next: working on the growth pillar of the Win Strategy.

Profitable Growth

In recent years we've said our greatest growth potential lies within – winning more business around the world with the estimated 400,000 customers we already serve; offering Total Parker Systems as the leading, single source for motion-control technologies.

That potential is beginning to pay off as we extend our lead in the marketplace, winning new business and competitive market share in aerospace, industrial automation, refrigeration, electronics and wheeled machinery.

Winning Systems

Consider these examples of significant system wins and the competitive gains they represent for Parker:

Last September, China's AVIC I Commercial Aircraft Company named Parker to equip its projected 500 regional jets with the flight-control, hydraulic and fuel systems. We will develop, integrate, build and certify the systems, and serve the aftermarket, all expected to bring $275 million in revenue. We won on our systems pedigree with leading regional jet producers Embraer and Bombardier.

Airbus chose Parker for the A380 fuel measurement and management system, as well as for its galley cooling system and quick-disconnects for ground service. And as of this writing, we have more awards in the pipeline.

JSC Sukhoi Civil Aircraft selected Parker to design and produce the hydraulic system for its Russian Regional Jet, including hydraulic power generation and distribution, with $270 million of lifetime potential.

Microjet producers Eclipse, Safire, Adam A700 and others are relying on Parker wheel-and-brake systems for a combined fleet of 20,000 jets slated for air taxi service to provide low-cost transport among 480 community airports in the United States alone.

Thomas Built Bus tapped Parker to retrofit pneumatic systems and controls for smoother door operation on its school buses, while Parker distributors offer pre-assembled kits for fleet maintenance.

John Deere chose Parker hydraulic systems and Racor filtration modules for tractors and combines, worth more than $5 million per year in new business.

Federal Signal selected Parker as its systems supplier for environmental, fire and rescue trucks based on our breadth of products, technology leadership, engineering and logistics.

Winning Expansion

Our global expansion also is gaining momentum, as we leverage our broad product offering and presence in 44 countries to increase our market share. Growth soared in all the world's emerging markets this year.

In the **Asia-Pacific** region, we moved our market position up to number four as our business in China grew another 69 percent over last year. In **Central Europe**, we expanded facilities in the Czech Republic and Poland to serve growing demand, and strengthened our number-two market share across Europe. In **Latin America**, despite a difficult economic environment, we extended our number-one position with 31 percent growth, outpacing competitors and the overall industry in that region.

Our global scale also was extended this year by strategic acquisitions, including market leader **Denison Hydraulics**. Denison is proving to be everything we expected: the best of performers – immediately accretive – with a strong international base in industrial hydraulics, affording growth in Europe and a significant presence in Asia. Among other acquisitions we made this year:

T Squared produces specialty diaphragm pumps for gaseous media to life science applications;
Webb Enterprises makes fuel conditioning systems for heavy-duty diesel trucks, buses and off-road equipment;
Mead Fluid Dynamics produces pneumatic systems for the transportation and process control markets; and
CBL (Control By Light) brings fiber-optic technology used in aircraft monitoring and security systems.

Winning Technology & Innovation

Control By Light is the perfect example of an acquisition with innovative technology and promising potential. Within



Parker Top Markets underscore Parker's diversity.

- Transportation & Motor Vehicle
- Aircraft Engines
- Commercial Aircraft
- Construction Equipment
- Military Fixed Wing Aircraft
- Motor Vehicle Manufacturing
- Industrial Machinery
- Refrigeration & Heating Equipment
- Farm Machinery
- Regional Jets/Commuters
- General Aviation/Bus
- Air Transportation
- Helicopters
- Heavy Truck Manufacturing
- Industrial Trucks
- Truck & Bus Bodies
- Internal Combustion Engines
- Aircraft Parts & Equipment
- Motor Vehicles Supplies
- Semiconductors
- Lawn & Garden Equipment
- Plastic Products
- Machine Tools
- General Industrial Machinery
- Truck Trailers
- Oil & Gas Field Machinery
- Metals Manufacturing
- Special Industrial Machinery
- Mining Machinery
- Engineering Services
- Nondurable Goods
- Air & Gas Compressors
- Repair Services
- Power Transmission Equipment
- Tires & Inner Tubes
- Space & Missiles
- Aerospace Other
- Turbines & Generators
- Refrigerator Supplies
- Pumping Equipment
- Special Tools
- Service Machinery
- Electrical Apparatus
- Surgical & Medical Instruments
- Golf Course Equipment
- Food Products Machinery
- Oil & Gas Field Service
- Search & Navigation Equipmen
- Plastics Manufacturing
- Farm & Garden

months of this purchase, we won the contract to provide fiber-optic video monitoring systems aboard a large aircraft platform, with likelihood that such systems may be required on large airliners for added security.

Last year we said we'd focus more of our investment on innovative technologies that address unmet customer needs . Early returns from these investments generated profitable new business for Parker in 2004, including:

- Successful launch of our electronic refrigeration control system in supermarkets across the U.S.;
- Extending our MX80 miniature positioning line for in-demand automation, including life sciences;
- Accelerated sales of our Racor multi-function filtration and conditioning modules;
- Introduction of Intraflow, a revolutionary, modular instrumentation system for creating complex flowpaths for analytical sampling and lab analysis;
- Growing demand in the mobile market for our IQAN electronic controllers; and
- Breakthrough, on-the-chip microprocessor cooling combining our Macrospray® and climate technologies.

We're increasing priority for organic growth focusing on innovation and marketing. Parker's competitive advantage is the ability to build on relationships that create new opportunities for added customer value.

Given the company's decentralized structure, a key step this year was to establish a common system for product-lifecycle management across divisions, using web-based software for engineering and technology development. This new tool will enable us to thoroughly leverage our motion-control knowledge across various disciplines to ensure lean, agile design and engineering. The system eases collaboration among divisions, suppliers and customers to advance breakthrough technology developments.

In addition, we continue to invest in strategic business units that bring together engineers from across Parker to serve customers in the fastest growing markets. Our first two units – Fuel Cells and Life Sciences – launched patented, proprietary new systems for customers this year.

The Fuel Cell Business Unit developed new compressor and motor technologies critical to economically viable commercialization of fuel cell systems, while bringing added expertise in other required components including fluid connectors, filtration, sealing and electronic controls. We see ample opportunities to broaden the playing field for such breakthroughs. For example, the efficient new compressor also is valuable for military uses, environmental remediation and life-support systems.

In the more recently established Life Sciences unit, we're offering the industry a unique combination of microfluidics and automation systems to get new products to market more cost effectively, with greater reliability and speed. Customers can focus on the science; we make it happen.

Premier Customer Service

The Life Sciences example shows how our promise of premier customer service means even more: That we unify every strength we possess to serve. We innovate and add value, from engineering to manufacturing and logistics. And we make our products and systems easy to buy and apply, via e-business, Parker service centers, collaborative account management and the most extensive global distribution in the industry.

With our commitment to serve goes profound gratitude to our customers, as well as to all of the employees, distributors, suppliers and shareholders who make it possible for Parker to grow around the world.

The Way We Win

To sustain growth requires that we continue to earn your trust and generate value. They remain our most important duties as a public company, and that keeps our corporate governance quotient in the top tier of our peer group.

Beyond the price of our stock or the record results we posted this year, our greatest value comes down to the way we serve. We're careful, especially about things we don't control, and prefer facts as the basis for risk taking. We never forget it's the shareholders' money we're investing, to whom we owe a return. Our 48-year record of annual dividend increases (among the S&P 500's longest) is an enduring signal of our accountability and resolve:

We have what it takes to win. We're able to see and fulfill the promise of Parker: Anything possible.

Don Washkewicz

Donald E. Washkewicz
President and Chief Executive Officer

D. E. Collins

Duane E. Collins
Chairman of the Board

September 10, 2004





This scalable, standardized 4-axis palletizing robot offers customers in the food processing industry a cost-effective, highly productive total Parker system solution for their palletizing needs. The system is engineered with Parker actuators, drives, controls and HMIs.



Parker's Nitrosource Series Modular Nitrogen Membrane Generators feature our state-of-the-art separation technology to produce up to 99.99% pure, commercially sterile nitrogen from any compressed air supply.

Problem: One way of keeping the crispy crunch in snack foods is by filling the package with nitrogen gas. This might mean keeping costly, inconvenient high-pressure nitrogen cylinders on site in food manufacturing plants – an evident hazard.

Solution: Makers of the world's favorite snack foods use Parker's nitrogen-generator technology to preserve that bold flavor and big crunch you expect when you open your favorite bag of chips. The generators are engineered to transform standard compressed air into dry nitrogen at purities of 99.99%, removing any oxygen that could cause spoiling. The nitrogen is then distributed downstream to the customer's application points, in this case packaging chips. Nitrogen fills the bag of chips to create a "pillow package," sealing in freshness and that irresistible crunch. Two key customer benefits: major cost savings and eliminating the safety hazard of pressurized gas cylinders. It doesn't stop there. Parker also gives customers in the food and beverage industry turn-key automation solutions for packaging and conveyor applications.




Snack Food Production
18.4
18.2
18.0
17.8
17.6
17.4
17.2
17.0
16.8
16.6
16.4
billions US dollars
2003 2004 2005 2006 2007 2008
Source: IBIS World:
Snack Food Manufacturing in the U.S.



Micro

Semiconductor manufacture is the heart of the electronics industry. Billions of chips are made each year to enable technology in our everyday lives. In this industry, smaller, faster, less costly products are key to survival. The finished circuit chip and the process that produces it require a level of accuracy, repeatable performance and reliability that challenges accepted performance norms for mass production and products alike.

Parker's material technology and world-class manufacturing capabilities answer the challenge with innovative production materials, gas and fluid controls and linear actuators. Working with the world's leading manufacturers of semiconductor processing tools, Parker develops products and systems that help bring new meaning to micro-circuitry. Once readily visible copper circuit lines on chips are now just nanometers wide, literally measured on an atomic scale. And they're getting smaller. Parker technology is helping that happen while improving wafer throughput and lowering the chipmakers' cost of ownership.



We Produce.



Problem:

More stringent temperature requirements for food safety coupled with rising energy costs require more control over refrigeration equipment and systems worldwide. New FDA regulations require strict temperature controls to ensure safety on all dairy products. In your grocer's refrigerated section, the milk does your body good at a cool 4°C (39.3°F), while your favorite chocolate ice cream demands a chilling temperature of -28°C (-20°F).

Solution:

Parker has developed a core group of electronic valves and field-level electronic controllers that increase energy efficiency by precisely controlling temperature. Specific capabilities include digital control; remote and centralized process monitoring, reporting, and programming; unique compressor protection provisions, and self-adapting defrost and rapid start-up sequences. The products are designed to stand alone or interface with higher level industry-standard electronic controllers, from point of purchase cases all the way up through the building management system level.





The Model ESX Electronic Stepper Motor Expansion Valve provides precise 500 step flow control for virtually any refrigeration, a/c and heat pump application and interfaces easily with most common electronic control boards.



Parker (S)PORT Pressure Regulator is an industry preferred solution for parallel refrigeration rack systems due to its performance characteristics and interchangeable capacity cartridge design. An electronic version will be introduced this year.

Commercial Refrigeration Five Year Market Growth



35
30
25
20
15
10
5
0
billions US dollars
2004
2009
N. America
S. America
Asia
Europe/Africa/Middle East

source: Freedonia Group, Inc.


12 Pack Cans
MGD
ICEHOUSE
Miller Lite
CAUTION

Smooth

No one should have to wait for their morning cup of coffee. Parker subsystems go to work early to make professional coffee machines more reliable. Our integrated sensors, fast couplings and solenoid valves, allow for high density functions and easy maintenance.

We Control.



We Mobilize.

Reliable


STOP
STOP

School buses produced by a rapidly growing manufacturer were experiencing difficulty with doors that jammed in cold weather.

Proven reliable in temperatures as low as −40°C (−40°F), Parker's valves solved the problem. What's more, as manufacturers of the broadest, most widely available line of motion and control products, Parker was able to offer more, providing a leading bus builder a single-source supply for the filters, door actuators and fittings, as well as the valve comprising the door control system. Subassemblies are delivered by a Parker distributor ready for installation.





The 30 micron fuel filter helps separate water and sediments from the fuel system. The petcock valve on the bottom of the filter allows for easy removal of water and debris.



Pumper units are equipped with Parker valves that control ladder rack removal. This subassembly lowers the 10-foot ladder rack to an approximate height of 4.5 feet so that personnel can easily load ladders for travel.



This valve locks the drive differential when aerial units are raised. Additionally, it operates PTO driven pumps.



Vocational Trucks: Key Market Drivers
% growth NFPA forecast
18.0
15.0
12.0
9.0
6.0
3.0
0.0
-3.0
-6.0
2004
2005
2006
2007
Oil & Gas Mining Production
Motor Vehicle Parts/Accessories
Total New Construction
Utilities Production
Motor Vehicle Production
Source: National Fluid Power Association

Problem: An international manufacturer of multiple lines of vocational trucks needed readily available motion and control products from a single source for its broad range of fire and rescue, liquid handling and road maintenance equipment.

Solution: Parker hydraulic, pneumatic, filtration, air conditioning and sealing components and systems, provide the logistical edge with global availability of the broadest range of products and expertise whether the job is saving lives, collecting refuse or helping clean up the environment. Pneumatic and hydraulic control valves power and direct aerial rescue platforms, industrial power washers and vacuum equipment. Parker IQAN electronics provide closed-loop control on refuse trucks and mining and forestry equipment. Our lockable power take-offs stabilize vehicles and drive Parker pumps and other hydraulic devices like platform-swing motors - all linked and leak free thanks to Parker fluid connectors and seals. Reliable engine starts are assured by separating condensate from fuel with Parker's filters while Parker's condensers help stabilize cab temperatures. At every turn, Parker systems enable the vehicles that maintain infrastructure and preserve lives and property.

Problem: Systems providing for the safety of pilots and the survivability of their aircraft account for nearly one third of the life cycle cost and physical space aboard manned aircraft.

Solution: Unmanned aerial vehicles are already replacing manned aircraft in many military applications and are predicted to replace them entirely in future combat strike and reconnaissance missions. Parker is on board many of these unmanned vehicles providing flight control actuation systems, wheels and brakes, and hydraulic and fuel systems. Parker's rotary electromechanical wing fold actuator is being introduced on unmanned platforms designed for aircraft carriers and makes possible storing the maximum number of vehicles in the minimum amount of space. Increased maintainability, weight and cost savings of fly-by-wire systems like this actuator are the primary reasons why both military and commercial aircraft designers increasingly demand electromechanical actuator systems.





This air separation module provides fuel tank inerting on a major commercial transport aircraft. Parker and its customers supply nitrogen generation systems for commercial and military aircraft. Parker is also integrating the onboard inert gas generating system (OBIGGS) and fuel systems on the F-35.



Microjets offer jet performance at a price that makes air taxi service viable. Parker provides high-technology products like this fuel quantity gauging system, as well as wheels, brakes, environmental controls, electronic controllers, fuel pumps, and other fuel system components.


Total Transport & Regional OEMs
1400
1200
1000
800
600
400
200
0
92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14
Transport
Regional Jets
Total OEM
Source: customer and industry data

Secure





Parker has extended its optical fiber technology base to include cabin and freight video monitoring aboard aircraft. These monitoring systems provide an unobtrusive extra measure of safety for security conscious operators. Optical fiber systems also provide a greater measure of safety in monitoring fuel tanks and in protecting sensitive *on-board instruments against electromagnetic interference* on both commercial and military aircraft where their light weight and low energy requirements are highly prized.



We Integrate.

Diverse

Parker products and systems serve more than 1,000 distinct markets and include every aspect of human activity in the small sample depicted on these pages. Market diversity enables Parker to successfully weather economic cycles that weigh much more heavily on competitors dependent on one, or even several markets. With motion and control systems and components spanning an unequaled range of applications, market segments, and countries, Parker's opportunities are as diverse as the global economy they serve.


Deliver: hydraulics,
filtration, fluid connectors,
automation, seals, climate
controls


Chill: climate
controls


Diagnose:
automation, fluid
connectors, seals


Speed: filtration,
hydraulics, fluid
connectors


FIREFIGHTER
Rescue: fluid
connectors, hydraulics,
seals


Fly: flight controls,
fuel management,
hydraulic systems
EMBRAER 170


Discover: seals,
fluid connectors,
automation


Explore: fluid
connectors, seals,
instrumentation


Perform:
hydraulics, filtration, fluid connectors, seals


Glaze: filtration


Process:
instrumentation, hydraulics, filtration, fluid connectors, automation, seals, climate & industrial controls


Aerate:


Scan: automation, filtration


Entertain:
seals, instrumentation


Cruise:
hydraulics


Groom:
hydraulics, filtration, fluid connectors, seals

Innovative

For Parker, innovation is a product process or system that addresses the unmet or unarticulated needs of customers and produces tangible performance benefits by optimizing functionality in an engineered system. Collaborating with the customer, engineer to engineer at the earliest stages of design, we get beyond the pieces and parts to develop system solutions. That creates mutual value for the customer and Parker.

A Winning Strategy.

Working from a substantially improved operating base thanks to our financial performance initiatives, we expect to see greater returns ahead. With 2005 earnings slated for a new Parker record, the new year is when the most meaningful part of the Win Strategy visibly takes shape: Winning competitively. The market-share gains we secured this year providing Total Parker Systems in mobile, industrial and major aerospace platforms will generate revenues for many years to come. And we have a lot more winning to do.



Winning Shareholder Return
150
100
50
0
6/30/99
6/30/00
6/30/01
6/30/02
6/30/03
6/30/04
Parker-Hannifin Corporation
S&P 500 Index
Peer Group

Assumes $100 investment on June 30, 1999, and reinvestment of dividends.

Organizationally, we've never been better positioned to deliver on our promise of system solutions, with integrated account management and strategic business units that bring all of our mission-critical expertise to make the most complex applications possible. We're well on our way in fuel cell systems, and are launching a host of new business units this year to be the optimization driver in motion-control solutions for automated assembly, refrigeration, purification and microelectronics.

Higher, Smarter, Faster

We focused investments on innovation and strategic acquisitions this year with a new mantra: Higher profitability out of the gate. Smarter technologies that break through existing paradigms. Faster integration and growth rates. Our commitment to this is the most compelling reason to buy and hold PH stock: Parker is winning, and our greatest growth is what comes next.

- ***Consolidated Statements of Income and Comprehensive Income*** **24**
- ***Business Segment Information*** **25**
- ***Consolidated Balance Sheet*** **26**
- ***Consolidated Statement of Cash Flows*** **27**
- ***Notes to Consolidated Financial Statements*** **28**
- ***Eleven-Year Financial Summary*** **40**

Five-Year Compound Sales Growth
— *Goal: 10%*



15.0%
10.0%
5.0%
00 01 02 03 04

Return on Sales
— *Goal: 6.0%*



9.0%
6.0%
3.0%
00 01 02 03 04

Average Assets/ Sales
— *Goal: $.70*



$1.20
$.80
$.40
00 01 02 03 04

Return on Average Equity
— *Goal: 15.0%*



24.0%
16.0%
8.0%
00 01 02 03 04

Dividend Payout Ratio
— *Goal: 25%*



75.0%
50.0%
25.0%
00 01 02 03 04

Report of Management

The Company's management is responsible for the integrity and accuracy of the financial information contained in this annual report. Management believes that the financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed.

Management is also responsible for maintaining an internal control system designed to provide reasonable assurance at reasonable cost that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. The system is supported by written policies and guidelines, by careful selection and training of financial management personnel and by an internal audit staff which coordinates its activities with the Company's independent registered public accounting firm. To foster a strong ethical climate, the Parker Hannifin Code of Ethics, which is publicized throughout the Company, addresses, among other things, compliance with all laws and accuracy and integrity of books and records. The Company maintains a systematic program to assess compliance.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, is retained to conduct an audit of Parker Hannifin's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and to provide an independent assessment that helps ensure fair presentation of the Company's consolidated financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors is composed entirely of independent outside directors. The Committee meets periodically with management, internal auditors and the independent registered public accounting firm to discuss internal accounting controls and the quality of financial reporting. Financial management, as well as the internal auditors and the independent registered public accounting firm, have full and free access to the Audit Committee.

Donald E. Washkewicz,
President and
Chief Executive Officer

Timothy K. Pistell,
Vice President –
Finance and Administration
and Chief Financial Officer

Overview

The Company is a leading worldwide diversified manufacturer of motion control technologies and systems, providing precision engineered solutions for a wide variety of commercial, mobile, industrial and aerospace markets. The Company's order rates are highly indicative of the Company's future revenues and thus a key metric for future performance. The Company publishes its order rates on a monthly basis. The lead time between the time an order is received and revenue is realized is typically eight to 12 weeks for commercial, mobile and industrial orders and six to 12 months for aerospace orders. The Company believes the leading economic indicators of these markets that have a strong correlation to the Company's future order rates are the Institute of Supply Management (ISM) index of manufacturing activity with respect to commercial, mobile and industrial markets and aircraft miles flown and revenue passenger miles for aerospace markets. An ISM index above 50 indicates that the manufacturing economy is expanding resulting in the expectation that the Company's order rates in the commercial, mobile and industrial markets should be increasing. The ISM index at the end of fiscal 2004 was 61.1 and was in the expansionary range throughout 2004. With respect to the aerospace market, aircraft miles flown and revenue passenger miles have shown slight improvement during 2004, although they continue to be at depressed levels.

The Company's major opportunities for growth are as follows:

- Leverage the Company's broad product line with customers desiring to consolidate their vendor base and outsource engineering,
- Expand the Company's business presence in non-North American markets,
- New product introductions,
- Systems solutions, and
- Strategic acquisitions.

The financial condition of the Company remains strong as evidenced by the continued generation of substantial cash flows from operations, a debt to debt-equity ratio of 24.9 percent, ample borrowing capabilities and strong short-term credit ratings. Cash flows from operations achieved a new record in 2004 even though the Company made discretionary contributions to its retirement and benefits plans of $146 million.

Acquisition opportunities remain available to the Company, as evidenced by the increased level of acquisition activity during 2004. Additional acquisitions will be pursued to the extent there is a strong strategic fit while maintaining the Company's strong financial position.

Current challenges facing the Company include continuing efforts to improve operating margins despite the rising costs related to employee retirement and health care benefits, insurance, compliance with the provisions of the Sarbanes-Oxley Act and other corporate governance measures and more recently, increases in raw material prices and the ability to recover such increases in product pricing. The Company has implemented a number of strategic financial performance initiatives relating to growth and margin improvement in order to meet these challenges, including strategic procurement, strategic pricing, lean manufacturing and business realignments.

The discussion below is structured to separately discuss each of the financial statements presented on pages 24 to 27. All year references are to fiscal years.

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company's operating performance over the last three fiscal years.

(millions)	**2004**	2003	2002
Net sales	**$ 7,107**	$ 6,411	$ 6,149
Gross profit margin	**19.2%**	17.2%	16.8%
Selling, general and administrative expenses, as a percent of sales	**11.3%**	11.2%	11.2%
Goodwill impairment loss	**$ 1**		$ 40
Interest expense	**73**	$ 81	82
Interest and other (income), net	**(2)**	(3)	(2)
(Gain) loss on disposal of assets	**(2)**	4	9
Effective tax rate	**30.0%**	34.0%	40.3%
Net income	**$ 346**	$ 196	$ 130
Net income, as a percent of sales	**4.9%**	3.1%	2.1%

Net sales in 2004 were 10.9 percent higher than 2003. The increase in sales in 2004 primarily reflects higher volume experienced in the Industrial North American and Industrial International operations. Sales in the Aerospace operations and the Climate & Industrial Controls Segment increased slightly during 2004. The effects of acquisitions completed in 2004 and currency-rate changes also contributed to the sales increase.

Net sales in 2003 were 4.3 percent higher than 2002. Acquisitions completed in 2003 and the effects of foreign currency rate changes accounted for all of the 2003 sales increase. Lower demand was experienced in virtually all of the markets in the Industrial North American operations as recession-like business conditions prevailed throughout 2003. Sales in the Industrial International operations were higher across most businesses in Latin America and the Asia Pacific region while sales in Europe were flat. The Aerospace operations experienced lower demand in the commercial original equipment and aftermarket businesses.

During the last half of fiscal 2004, the Company saw continued improvement in business conditions in the markets that the Industrial North American businesses serve. The Company expects this trend to continue into 2005 resulting in an increase in both sales and operating income over their 2004 level. Sales in the Industrial European operations are expected to increase modestly with profits improving as a result of the continued implementation of financial performance initiatives. Sales and profits in the Asia Pacific and Latin America regions are anticipated to grow as business conditions in substantially all of these markets are expected to improve. The Aerospace operations expect the commercial OEM and aftermarket businesses to experience slightly stronger business conditions than those in 2004, while the defense business is projected to remain relatively constant. The Climate & Industrial Controls operations are expected to experience the same economic conditions as experienced in 2004.

Gross profit margin was higher in 2004 as a result of the increased sales volume, most notably in the Industrial Segment. The higher margins in both 2004 and 2003 reflect the effects of the Company's financial performance initiatives, resulting in better manufacturing utilization levels, as well as a reduction in the year over year amount of business realignment costs.

Selling, general and administrative expenses as a percent of sales increased slightly in 2004 due to higher expenses associated with employee benefit and performance-based compensation plans as well as an increase in professional fees.

Goodwill impairment loss in 2004 and 2002 resulted from the Company's goodwill impairment tests required to be performed under the provisions of SFAS No. 142. No impairment loss was required to be recognized in 2003.

Interest expense declined in 2004 as a result of lower average debt outstanding and declined in 2003 as a result of lower weighted-average interest rates. Interest expense in 2004 included expenses associated with renewing the Company's revolving credit agreement.

(Gain) loss on disposal of assets includes property, plant and equipment disposals, divestitures of businesses and asset impairments and other miscellaneous asset adjustments.

(millions)	**2004**	2003	2002
Property, plant and equipment disposals	**$ 2**	$ 4	$ 3
Divestitures	**(9)**	(5)	(3)
Asset adjustments	**5**	5	9

See Note 2 on page 30 for a discussion of divestitures. See Notes 1 and 3 on pages 28 and 31, respectively, for a discussion of asset adjustments.

Effective tax rate in 2004 was lower due primarily to the net effect of both the completion of tax planning initiatives that have generated a capital loss that was used to offset capital gains in the current and prior years and the settlement of an IRS audit. The higher tax rate in 2002 was primarily due to the effect of the goodwill impairment loss, which was nondeductible for tax purposes.

Net income – In addition to the individual income statement items discussed above, net income in 2004 and 2003 was adversely affected by an additional expense of approximately $30 million and $17 million, respectively, related to domestic qualified defined benefit plans. The increase in expense associated with the Company's domestic qualified defined benefit plans results from a lower market value of plan assets and changes in actuarial assumptions regarding the long-term rate of return on plan assets and the discount rate. Net income in 2005 is expected to be adversely affected by an additional estimated $13 million in excess of the 2004 expense for domestic qualified defined benefit plans. The estimated increase in expense in 2005 primarily results from the amortization of actuarial losses.

Other comprehensive income (loss) – Items included in other comprehensive income (loss) are gains and losses that under generally accepted accounting principles are recorded directly into stockholders' equity. The following are the Company's items of other comprehensive income (loss):

(millions)	**2004**	2003	2002
Foreign currency translation	**$ 34**	$ 99	$ 70
Unrealized gains (losses) on marketable equity securities	**5**		(5)
Minimum pension liability	**95**	(297)	(108)

The change in foreign currency translation in 2004 resulted from the strengthening of the U.S. dollar against most other currencies. The change in foreign currency translation in 2003 and 2002 resulted primarily from a weaker U.S. dollar against the Euro. The minimum pension liability was recorded in comprehensive income in accordance with the requirements of SFAS No. 87 (see Note 10 on page 34 for further discussion).

Discussion of Business Segment Information

The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making. See Note 1 on page 28 for a description of the Company's reportable business segments.

Industrial Segment

(millions)	**2004**	2003	2002
Sales			
North America	**$ 3,092**	$ 2,841	$ 2,792
International	**1,970**	1,584	1,279
Operating income			
North America	**307**	155	141
International	**160**	96	61
Operating income as a percent of sales			
North America	**9.9%**	5.5%	5.1%
International	**8.1%**	6.1%	4.7%
Backlog	**$ 881**	$ 639	$ 689
Assets	**4,319**	3,955	3,883
Return on average assets	**11.3%**	6.4%	5.5%

Sales in 2004 for the Industrial North American operations were 8.8 percent higher than 2003 following a 1.7 percent increase from 2002 to 2003. The increase in sales in 2004 was primarily due to higher end-user demand experienced in virtually all markets, with the largest increases in heavy-duty truck, construction and agriculture. Acquisitions made in 2004 also contributed to the sales increase. All of the sales increase from 2002 to 2003 was attributable to acquisitions completed in 2003. Customer demand in virtually all of the Industrial North American markets was weak throughout 2003 as the North American economy was stagnant.

Sales in the Industrial International operations increased 24.4 percent in 2004 following an increase of 23.9 percent from 2002 to 2003. The increase in sales in 2004 was primarily due to higher volume in Latin America and the Asia Pacific region as well as the effect of foreign currency exchange rates and acquisitions completed in 2004. Sales in 2004 in the European businesses were down slightly. Acquisitions completed in 2003 and the effect of foreign currency exchange rates accounted for about 80 percent of the sales increase from 2002 to 2003. Also in 2003, higher volume was experienced in virtually all markets in the Latin America and Asia Pacific regions while sales in the European businesses were flat.

The higher Industrial North American operating margins in 2004 were primarily due to the increased sales volume as well as operating efficiencies. The operating efficiencies reflect the benefits of past business realignment activities as well as the implementation of financial performance initiatives. The increase in margins in 2003 was primarily due to operating efficiencies and product mix. Acquisitions, not yet fully integrated, negatively impacted margins in both 2004 and 2003. Included in Industrial North American operating income in 2004, 2003 and 2002 are business realignment charges of $9.1 million, $8.3 million and $8.9 million, respectively. The business realignment charges resulted from actions the Company took to structure the Industrial North American operations to operate in their then current economic environment and primarily consisted of severance costs and costs relating to the consolidation of manufacturing operations.

The Industrial International operating margin improvement in 2004 was primarily due to the higher sales volume in the Asia Pacific region and Latin America, especially in higher margin businesses, as well as the effects of the Company's financial performance initiatives, especially in Europe. The higher margins in 2003 were primarily due to the higher volume in the Asia Pacific region as well as operating efficiencies experienced in most of the European businesses. Operating income in 2004, 2003 and 2002 included $4.5 million, $7.9 million and $7.4 million, respectively, of business realignment charges that were taken primarily to appropriately structure the European operations.

Industrial Segment order rates were higher throughout 2004 as virtually all markets experienced strengthening in end-user demand. The Company expects order entry levels in most markets of the Industrial North American operations to improve throughout 2005 reflecting the continuation of the broad-based recovery experienced in the second half of 2004 although the current level of order rates in all markets may not be sustainable throughout 2005. Operating income in the Industrial North American operations is expected to increase as a result of the higher sales volume and continued implementation of the Company's financial performance initiatives. Industrial European operations in 2005 are anticipated to track closely with the Industrial North American operations. The Asia Pacific region and Latin American operations are expected to continue to improve as the Company continues to expand its operations into these regions with demand in substantially all markets expected to grow in 2005. As part of the Company's financial performance initiatives, the recognition of additional business realignment charges may be required in 2005.

The increase in total Industrial Segment backlog from 2003 to 2004 is primarily due to higher order rates within most markets in both the Industrial North American and Industrial International businesses. The decrease in backlog from 2002 to 2003 results from shipments exceeding new order rates.

The increase in assets in 2004 was primarily due to current-year acquisitions and the effect of currency fluctuations. The increase in assets in 2003 for the Industrial Segment was primarily due to the effect of currency fluctuations partially offset by decreases in accounts receivable, inventory and property, plant and equipment.

Aerospace Segment

(millions)	**2004**	2003	2002
Sales	**$ 1,140**	$ 1,110	$ 1,173
Operating income	**142**	157	189
Operating income as a percent of sales	**12.4%**	14.2%	16.1%
Backlog	**$ 1,162**	$ 1,006	$ 1,010
Assets	**594**	623	679
Return on average assets	**23.3%**	24.2%	27.2%

Sales in 2004 increased slightly primarily due to an upturn in commercial activity in late 2004 as well as higher volume in the military business throughout the year. The commercial upturn was the result of higher aircraft deliveries to low cost airlines and commuter airlines as well as an increase in aftermarket volume. The lower sales in 2003 was primarily due to a decline in both commercial original equipment manufacturers (OEM) and aftermarket volume, partially offset by an increase in military volume.

The lower margins in 2004 were primarily due to higher costs associated with employee benefit plans and product liability insurance partially offset by the higher commercial volume. The lower margins in 2003 were primarily due to lower sales in the commercial OEM and aftermarket businesses and higher costs associated with employee benefit plans and product liability insurance partially offset by an increase in volume in military business. Included in operating income in 2003 and 2002 were $2.5 million and $4.7 million, respectively, in business realignment charges primarily related to severance costs as the workforce was adjusted in response to declining commercial aircraft orders.

The increase in backlog in 2004 was primarily due to higher order rates being experienced in both the commercial and military businesses. Backlog remained flat in 2003 due to higher order rates in military business being offset by lower order rates in the commercial aircraft and regional jet market. The upward trend in commercial order rates experienced in the latter part of 2004 is expected to continue throughout 2005 as commercial airline carriers accept deliveries for new aircraft and once again place orders for spare parts for existing aircraft instead of using parts from inactive aircraft. Order rates in the military market are expected to remain steady in 2005.

The decline in assets in 2004 was primarily due to a decrease in inventory and property, plant and equipment partially offset by an increase in accounts receivable. The decline in 2003 was primarily due to a decline in accounts receivable, inventory and property, plant and equipment.

Climate & Industrial Controls Segment

(millions)	**2004**	2003	2002
Sales	**$ 671**	$ 666	$ 613
Operating income	**72**	63	48
Operating income as a percent of sales	**10.7%**	9.5%	7.8%
Backlog	**$ 122**	$ 117	$ 122
Assets	**361**	377	387
Return on average assets	**19.5%**	16.6%	14.2%

The Climate & Industrial Controls Segment produces motion-control systems and components for use in the refrigeration and air conditioning and transportation industries.

The slight sales increase in 2004 was primarily the result of the effect of foreign currency exchange rates and higher end-user demand in the commercial refrigeration and air conditioning market. Acquisitions and the effect of foreign currency exchange rates accounted for about one-half of the sales increase in 2003. Higher demand in the mobile and refrigeration and air conditioning markets accounted for the balance of the sales increase in 2003. Higher margins in 2004 and 2003 were primarily a result of the realization of benefits from business realignment actions. Margins in 2003 also benefited from the higher sales volume. Operating income in 2003 and 2002 includes $1.2 million and $2.3 million, respectively, of business realignment charges.

The decrease in assets in 2004 was due to a decline in inventory, accounts receivable and property, plant and equipment. The decrease in assets in 2003 was due to the effect of currency fluctuations.

Other Segment

(millions)	2004	2003	2002
Sales	**$ 233**	$ 210	$ 293
Operating income	**22**	12	7
Operating income as a percent of sales	**9.5%**	5.5%	2.3%
Backlog	**$ 39**	$ 41	$ 42
Assets	**200**	212	190
Return on average assets	**10.8%**	5.8%	4.6%

The Other Segment consists of a business unit which designs and manufactures custom-engineered buildings and a business unit which develops and manufactures chemical car care products and maintenance equipment (the Company is actively soliciting offers for the sale of the latter business unit). In 2004 and 2002, the Company divested businesses included in the Other Segment which sold industrial lubricants and administered vehicle service contract programs and product-related service programs.

The increase in sales in 2004 was primarily due to the effect of foreign currency exchange rates as well as higher demand for custom engineered buildings. The decrease in sales in 2003 was primarily due to the 2002 divestiture of businesses which administered vehicle service contract programs and product-related service programs. The increase in margins in 2004 was primarily due to the higher sales volume. The increase in margins in 2003 was primarily due to operating efficiencies. Operating income in 2004, 2003 and 2002 included $1.0 million, $1.3 million and $4.7 million, respectively, of business realignment charges.

The decrease in assets in 2004 is primarily due to the business divestiture partially offset by the effect of currency fluctuations. The increase in assets in 2003 was primarily due to the effect of currency fluctuations.

Corporate assets decreased 4.5 percent in 2004 and increased 33.5 percent in 2003. The fluctuation in both years is primarily due to the level of cash and cash equivalents.

Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company's financial position at year-end, compared with the previous year-end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.

(millions)	2004	2003
Accounts receivable	**$ 1,201**	$ 1,002
Inventories	**991**	997
Plant and equipment	**1,592**	1,657
Investments and other assets	**799**	720
Goodwill	**1,198**	1,109
Intangible assets, net	**102**	59
Accounts payable, trade	**535**	437
Shareholders' equity	**2,982**	2,521
Working capital	**$ 1,277**	$ 973
Current ratio	**2.01**	1.68

Accounts receivable are primarily receivables due from customers for sales of product ($1,064.6 million at June 30, 2004 and $912.1 million at June 30, 2003). The current year increase in accounts receivable is primarily due to an increase in sales volume primarily in the Industrial North American and Industrial International operations. In addition, accounts receivable increased due to acquisitions and the effect of currency rate changes. Days sales outstanding for the Company remained constant at 55 days in 2004 compared to 2003. The allowance for doubtful accounts in 2004 decreased $0.9 million from 2003.

Inventories decreased primarily due to a concerted effort to reduce inventory levels through the use of lean manufacturing across all segments of the Company with days supply of inventory on hand decreasing to 67 days in 2004 from 82 days in 2003. Inventories from acquisitions and the effect of currency rate changes partially offset the inventory decline.

Plant and equipment, net of accumulated depreciation, decreased in 2004 as a result of depreciation expense exceeding capital expenditures, partially offset by acquisitions and the effect of currency rate changes.

Investments and other assets increased primarily as a result of discretionary cash contributions made by the Company to its retirement and benefit plans.

Goodwill primarily increased as a result of current year acquisitions.

Intangible assets, net consist primarily of patents, trademarks and engineering drawings. Intangible assets, net increased primarily due to current year acquisitions.

Accounts payable, trade increased as a result of an increased level of purchasing across all segments of the Company to support the increase in customer orders.

Accrued domestic and foreign taxes increased to $124.5 million in 2004 from $65.1 million in 2003 primarily due to higher taxable income in 2004.

Pensions and other postretirement benefits decreased 11.6 percent in 2004. The change in this amount is explained further in Note 10 to the Consolidated Financial Statements.

Deferred income taxes increased $58.2 million in 2004 primarily due to the tax effect related to the additional minimum pension liability recorded in 2004.

Other liabilities increased to $168.2 million in 2004 from $133.5 million in 2003 as a result of higher long-term incentive compensation accruals.

Shareholders' equity – The effect of currency rate changes during the year caused a $34.5 million increase in Shareholders' equity. These rate changes also caused significant increases in accounts receivable, inventories, goodwill, plant and equipment, accounts payable, various accrual accounts and long-term debt.

Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities.

A summary of cash flows is as follows:

(millions)	**2004**	2003	2002
Cash provided by (used in):			
Operating activities	**$ 662**	$ 557	$ 631
Investing activities	**(271)**	(137)	(608)
Financing activities	**(448)**	(222)	(1)
Effect of exchange rates	**(5)**	1	1
Net (decrease) increase in cash and cash equivalents	**$ (62)**	$ 199	$ 23

Cash Flows From Operating Activities – The increase in net cash provided by operating activities in 2004 was primarily the result of an increase in net income partially offset by a decrease in working capital. Working capital decreased primarily due to an increase in accounts receivable resulting from a higher level of sales in the latter part of 2004.

Cash Flows Used In Investing Activities – The significant increase in the amount of cash used in investing activities in 2004 is attributable to an increase in acquisition activity partially offset by an increase in proceeds from divestitures and a reduction in capital expenditures. The reduction in capital expenditures in 2004 can be attributed to the consolidation of manufacturing facilities and lean manufacturing initiatives. The level of capital expenditures is expected to be approximately three and one-half percent of sales in 2005. Refer to Note 2 on page 30 for a summary of net assets of acquired companies at their respective acquisition dates.

Cash Flows From Financing Activities – In 2004, the Company decreased its outstanding borrowings by a net total of $415.4 million after a decrease of $145.8 million in 2003. The substantial level of cash flow from operating activities allowed the Company to incur a low level of borrowings to complete acquisitions in 2004.

The Company has the availability to issue securities with an aggregate initial offering price of $775 million under its universal shelf registration statement. Securities that may be issued under this shelf registration statement include debt securities, common stock, serial preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units.

The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. As one means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-equity of 34 to 37 percent.

Debt to Debt-Equity Ratio (millions)	**2004**	2003
Debt	**$ 989**	$ 1,391
Debt & Equity	**3,971**	3,911
Ratio	**24.9%**	35.6%

The Company is currently exploring several acquisition opportunities and additional borrowings may be used to finance acquisitions completed in 2005.

Common share activity in 2004 primarily involves the exercise of stock options and the purchase of shares of the Company's common stock for treasury. The purchase of the Company's shares is done pursuant to a program to repurchase shares on the open market when the strike price is within a specific range and the systematic repurchase of up to $10 million in common shares each fiscal quarter.

Dividends have been paid for 216 consecutive quarters, including a yearly increase in dividends for the last 48 fiscal years. The current annual dividend rate is $.76 per share.

As of June 30, 2004 the Company has committed lines of credit totaling $825 million through two multi-currency unsecured revolving credit agreements. The credit agreements support the Company's commercial paper note program, which is rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch, Inc. These ratings are considered investment grade. The revolving credit agreements contain provisions that increase the facility fee of the credit agreement in the event the Company's credit ratings are changed. A credit rating change would not limit the Company's ability to use the credit agreements nor would it accelerate the repayment of any outstanding borrowings.

The Company seeks to minimize its total cost of borrowing and therefore uses its commercial paper note program as its primary source of working capital liquidity. The primary alternative source of borrowing for working capital liquidity is the committed lines of credit, which typically bear a higher cost of borrowing.

The Company's revolving credit agreements and certain debt agreements contain certain financial and other covenants, the violation of which would limit or preclude the use of the agreements for future borrowings. The most restrictive financial covenant provides that the ratio of debt to total capitalization be less than 50 percent. As of June 30, 2004, the ratio of debt to total capitalization was 24.9 percent. The Company is in compliance with all covenants and expects to remain in compliance during the term of the agreements.

Based upon the Company's past performance and current expectations, management believes the cash flows generated from future operating activities should provide adequate funds to support internal growth and continued improvements in the Company's manufacturing facilities and equipment. The Company's worldwide financial capabilities may be used to support planned growth as needed.

Contractual Obligations – The Company is obligated to make future payments in fixed amounts primarily under long-term debt and various lease agreements. The following table summarizes the Company's fixed contractual obligations.

(In thousands)	Payments due by period				
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 969,901	$ 16,471	$ 416,234	$ 49,355	$ 487,841
Operating leases	150,628	49,434	57,324	26,340	17,530
Capital lease obligations	633	259	374		
Total	$ 1,121,162	$ 66,164	$ 473,932	$ 75,695	$ 505,371

Quantitative and Qualitative Disclosures About Market Risk

The Company enters into forward exchange contracts and costless collar contracts to reduce its exposure to fluctuations in related foreign currencies. The total carrying and fair value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company's financial position, liquidity or results of operations.

The Company's debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company's objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt existing at June 30, 2004 by approximately $0.4 million.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet arrangements with unconsolidated entities.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The policies discussed below are considered by management to be more critical than other policies because their application places the most significant demands on management's judgment.

Revenue Recognition – Substantially all of the Industrial Segment, the Climate & Industrial Controls Segment and the Other Segment revenues are recognized when the risks and rewards of ownership and title to the product have transferred to the customer. This generally takes place at the time the product is shipped. The Aerospace Segment uses the percentage of completion method to recognize a portion of its revenue. The percentage of completion method requires the use of estimates of costs to complete long-term contracts and for some contracts includes estimating costs related to aftermarket orders. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contracts as well as the technical nature of the products involved. Adjustments to estimated costs are made on a consistent basis and a contract reserve is established when the costs to complete a contract exceed the contract revenues.

Impairment of Goodwill and Long-lived Assets – Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value. A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry specific economic conditions that are outside the control of the Company. Long-lived assets held for use are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use and eventual disposition is less than their carrying value. The long-term nature of these assets require the estimation of its cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

Inventories – Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out basis for a majority of U.S. inventories and on the first-in, first-out basis for the balance of the Company's inventories. Inventories have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales.

Pensions and Postretirement Benefits Other Than Pensions – The annual net periodic expense and benefit obligations related to the Company's defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term return on plan assets, increases in compensation levels, amortization periods for actuarial gains and losses and health care cost trends. Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plan's measurement date. Changes in the assumptions to reflect actual experience could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company's domestic defined benefit plans, a one-half percentage point change in the assumed long-term rate of return on plan assets is estimated to have a $6 million effect on pension expense and a one-half percentage point decrease in the discount rate is estimated to increase pension expense by $13 million.

Further information on pensions and postretirement benefits other than pensions is provided in Note 10 to the Consolidated Financial Statements.

Other Loss Reserves – The Company has a number of loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, recoverability of deferred income tax benefits and accounts receivable reserves. Establishing loss reserves for these matters requires management's estimate and judgment with regards to risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances.

Recently Issued Accounting Pronouncements

In May 2004 the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP 106-2). FSP 106-2 provides that the measure of the accumulated benefit obligation and net periodic postretirement cost on or after the date of enactment should reflect the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The effect of the Act will be reflected in the measurement of the accumulated postretirement benefit obligation and net periodic postretirement cost in fiscal 2005 and is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

Consolidated Statement of Income

(Dollars in thousands, except per share amounts)

For the years ended June 30,	2004	2003	2002
Net Sales	**$ 7,106,907**	$ 6,410,610	$ 6,149,122
Cost of sales	**5,742,053**	5,309,775	5,116,570
Gross profit	**1,364,854**	1,100,835	1,032,552
Selling, general and administrative expenses	**800,204**	721,065	686,485
Goodwill impairment loss (Note 7)	**1,033**		39,516
Interest expense	**73,396**	81,561	82,484
Interest and other (income), net	**(1,770)**	(3,016)	(2,483)
(Gain) loss on disposal of assets	**(2,077)**	3,843	8,514
Income before income taxes	**494,068**	297,382	218,036
Income taxes (Note 4)	**148,285**	101,110	87,886
Net Income	**$ 345,783**	$ 196,272	$ 130,150
Earnings per Share (Note 5)			
Basic earnings per share	**$ 2.94**	$ 1.69	$ 1.13
Diluted earnings per share	**$ 2.91**	$ 1.68	$ 1.12

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income

(Dollars in thousands)

For the years ended June 30,	2004	2003	2002
Net Income	**$ 345,783**	$ 196,272	$ 130,150
Other comprehensive income (loss), net of taxes (Note 11):			
Foreign currency translation adjustment	**34,487**	99,029	69,673
Minimum pension liability	**94,513**	(297,487)	(107,563)
Net unrealized gain (loss) on marketable equity securities	**5,272**	(27)	(5,076)
Comprehensive Income (Loss)	**$ 480,055**	$ (2,213)	$ 87,184

The accompanying notes are an integral part of the financial statements.

Business Segment Information (Dollars in thousands)

By Industry

	2004	2003	2002
Net Sales:			
Industrial:			
North America	$ 3,091,947	$ 2,840,628	$ 2,792,315
International	1,970,398	1,584,443	1,278,694
Aerospace	1,140,122	1,109,566	1,172,608
Climate & Industrial Controls	671,157	665,629	612,533
Other	233,283	210,344	292,972
	$ 7,106,907	$ 6,410,610	$ 6,149,122
Segment Operating Income:			
Industrial:			
North America	$ 306,903	$ 155,258	$ 141,315
International	159,629	96,301	60,721
Aerospace	141,838	157,295	189,353
Climate & Industrial Controls	71,769	63,441	47,980
Other	22,141	11,584	6,663
Total segment operating income	702,280	483,879	446,032
Corporate administration	106,501	80,147	73,335
Income before interest expense and other	595,779	403,732	372,697
Interest expense	73,396	81,561	82,484
Other expense	28,315	24,789	72,177
Income before income taxes	$ 494,068	$ 297,382	$ 218,036
Identifiable Assets:			
Industrial	$ 4,318,751	$ 3,954,929	$ 3,883,107
Aerospace	593,593	622,960	679,371
Climate & Industrial Controls	361,148	376,730	386,619
Other	200,469	211,521	189,769
	5,473,961	5,166,140	5,138,866
Corporate (a)	782,943	819,493	613,717
	$ 6,256,904	$ 5,985,633	$ 5,752,583
Property Additions (b):			
Industrial	$ 165,984	$ 145,357	$ 295,139
Aerospace	9,691	12,092	20,266
Climate & Industrial Controls	12,625	8,811	36,384
Other	3,263	1,815	10,728
Corporate	843	1,555	4,679
	$ 192,406	$ 169,630	$ 367,196
Depreciation:			
Industrial	$ 195,865	$ 200,772	$ 183,917
Aerospace	19,723	20,115	19,806
Climate & Industrial Controls	18,675	20,545	19,675
Other	3,302	2,432	2,251
Corporate	4,626	4,617	5,586
	$ 242,191	$ 248,481	$ 231,235

By Geographic Area (c)

	2004	2003	2002
Net Sales:			
North America	$ 4,758,133	$ 4,501,098	$ 4,567,370
International	2,348,774	1,909,512	1,581,752
	$ 7,106,907	$ 6,410,610	$ 6,149,122
Long-Lived Assets:			
North America	$ 1,042,994	$ 1,168,882	$ 1,249,767
International	548,859	488,543	447,198
	$ 1,591,853	$ 1,657,425	$ 1,696,965

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a management basis that is consistent with the manner in which the Company disaggregates financial information for internal review and decision-making.

(a) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities, assets held for sale and the major portion of the Company's domestic data processing equipment.

(b) Includes value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method and the reclassification of assets previously held for sale (2004 - $50,860; 2003 - $11,370; 2002 - $160,632).

(c) Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10% of consolidated sales. Long-lived assets are comprised of property, plant and equipment based on physical location.

Consolidated Balance Sheet

(Dollars in thousands)

June 30,	2004	2003
Assets		
Current Assets		
Cash and cash equivalents	$ 183,847	$ 245,850
Accounts receivable, less allowance for doubtful accounts (2004 - $14,391; 2003 - $15,304)	1,201,343	1,002,060
Inventories (Notes 1 and 6):		
Finished products	448,081	475,057
Work in process	415,749	399,574
Raw materials	127,548	122,536
	991,378	997,167
Prepaid expenses	45,814	51,949
Deferred income taxes (Notes 1 and 4)	114,551	99,781
Total Current Assets	2,536,933	2,396,807
Plant and equipment (Note 1):		
Land and land improvements	175,663	174,682
Buildings and building equipment	955,715	924,065
Machinery and equipment	2,446,578	2,379,611
Construction in progress	47,116	58,425
	3,625,072	3,536,783
Less accumulated depreciation	2,033,219	1,879,358
	1,591,853	1,657,425
Investments and other assets (Note 1)	799,381	720,022
Goodwill (Notes 1 and 7)	1,198,411	1,108,610
Intangible assets, net (Notes 1 and 7)	102,097	59,444
Deferred income taxes (Notes 1 and 4)	28,229	43,325
Total Assets	$ 6,256,904	$ 5,985,633
Liabilities and Shareholders' Equity		
Current Liabilities		
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$ 35,198	$ 424,235
Accounts payable, trade	534,561	437,103
Accrued payrolls and other compensation	239,070	197,696
Accrued domestic and foreign taxes	124,546	65,094
Other accrued liabilities	326,366	299,599
Total Current Liabilities	1,259,741	1,423,727
Long-term debt (Note 9)	953,804	966,332
Pensions and other postretirement benefits (Note 10)	813,635	920,420
Deferred income taxes (Notes 1 and 4)	79,028	20,780
Other liabilities	168,242	133,463
Total Liabilities	3,274,450	3,464,722
Shareholders' Equity (Note 11)		
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued		
Common stock, $.50 par value, authorized 600,000,000 shares; issued 119,711,057 shares in 2004 and 118,285,736 shares in 2003 at par value	59,856	59,143
Additional capital	451,891	389,021
Retained earnings	2,840,787	2,584,268
Unearned compensation related to ESOP (Note 9)	(48,868)	(63,418)
Deferred compensation related to stock options	2,347	2,347
Accumulated other comprehensive (loss)	(311,710)	(445,982)
	2,994,303	2,525,379
Common stock in treasury at cost: 227,067 shares in 2004 and 120,637 shares in 2003	(11,849)	(4,468)
Total Shareholders' Equity	2,982,454	2,520,911
Total Liabilities and Shareholders' Equity	$ 6,256,904	$ 5,985,633

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows

(Dollars in thousands)

For the years ended June 30,	**2004**	2003	2002
Cash Flows From Operating Activities			
Net income	**$ 345,783**	$ 196,272	$ 130,150
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**242,191**	248,481	231,235
Amortization	**10,594**	10,697	50,363
Deferred income taxes	**(4,576)**	21,614	29,095
Foreign currency transaction loss	**2,027**	5,309	5,629
Loss on sale of plant and equipment	**7,165**	8,288	12,125
(Gain) on divestiture of business	**(11,444)**	(7,400)	
Changes in assets and liabilities, net of effects from acquisitions and divestitures:			
Accounts receivable	**(138,019)**	61,541	70,993
Inventories	**71,976**	106,129	111,041
Prepaid expenses	**9,364**	(993)	(4,458)
Assets held for sale			3,242
Other assets	**(74,533)**	(73,757)	2,702
Accounts payable, trade	**81,244**	(27,045)	(10,956)
Accrued payrolls and other compensation	**30,687**	(909)	(15,465)
Accrued domestic and foreign taxes	**51,058**	23,555	(25,356)
Other accrued liabilities	**(130)**	8,943	13,038
Pensions and other postretirement benefits	**3,438**	(8,020)	(3,872)
Other liabilities	**35,573**	(15,216)	31,540
Net cash provided by operating activities	**662,398**	557,489	631,046
Cash Flows From Investing Activities			
Acquisitions (less cash acquired of $63,691 in 2004, $196 in 2003 and $3,118 in 2002)	**(200,314)**	(16,648)	(388,315)
Capital expenditures	**(141,546)**	(158,260)	(206,564)
Proceeds from sale of plant and equipment	**27,195**	20,745	19,849
Proceeds from divestitures	**33,213**	14,709	3,222
Other	**10,980**	2,269	(36,910)
Net cash (used in) investing activities	**(270,472)**	(137,185)	(608,718)
Cash Flows From Financing Activities			
Proceeds from common share activity	**56,223**	9,386	20,250
(Payments of) notes payable, net	**(12,785)**	(370,540)	(146,170)
Proceeds from long-term borrowings	**18,962**	258,667	235,794
(Payments of) long-term borrowings	**(421,605)**	(33,891)	(27,913)
Dividends paid, net of tax benefit of ESOP shares	**(89,286)**	(85,833)	(82,838)
Net cash (used in) financing activities	**(448,491)**	(222,211)	(877)
Effect of exchange rate changes on cash	**(5,438)**	1,373	1,368
Net (decrease) increase in cash and cash equivalents	**(62,003)**	199,466	22,819
Cash and cash equivalents at beginning of year	**245,850**	46,384	23,565
Cash and cash equivalents at end of year	**$ 183,847**	$ 245,850	$ 46,384
Supplemental Data:			
Cash paid during the year for:			
Interest, net of capitalized interest	**$ 73,433**	$ 73,575	$ 78,446
Income taxes	**96,097**	44,632	76,830
Non-cash investing activities:			
Stock issued for acquisitions			13,081

The accompanying notes are an integral part of the financial statements.

1. Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

Nature of Operations – The Company is a leading worldwide full-line manufacturer of motion-control products, including fluid power systems, electromechanical controls and related components. The Company evaluates performance based on segment operating income before Corporate general and administrative expenses, Interest expense and Income taxes.

The Company operates in two principal business segments: Industrial and Aerospace. The Industrial Segment is an aggregation of several business units, which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The North American Industrial business represents the largest portion of the Company's manufacturing plants and distribution networks and primarily services North America. The International Industrial operations provide Parker products and services to countries throughout Europe, Asia Pacific and Latin America.

The Aerospace Segment produces hydraulic, fuel and pneumatic systems and components, which are utilized on virtually every domestic commercial, military and general aviation aircraft and also performs a vital role in naval vessels and land-based weapons systems. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Aerospace Segment products are marketed by field sales employees and are sold directly to manufacturers and end users.

The Company also reports a Climate & Industrial Controls Segment and an Other Segment. The Climate & Industrial Controls Segment manufactures motion-control systems and components for use primarily in the refrigeration and air conditioning and transportation industries. The Other Segment consists of a business unit which designs and manufactures custom-engineered buildings and a business unit which develops and manufactures chemical car care products and maintenance equipment. In February 2004 and June 2002, the Company divested businesses included in the Other Segment which sold industrial lubricants and administered vehicle service contract programs and product-related service programs, respectively (See Note 2 for further discussion). The products in the Climate & Industrial Controls Segment and the Other Segment are marketed primarily through field sales employees and independent distributors.

See the table of Business Segment Information "By Industry" and "By Geographic Area" on page 25 for further disclosure of business segment information.

There are no individual customers to whom sales are four percent or more of the Company's consolidated sales. Due to the diverse group of customers throughout the world the Company does not consider itself exposed to any concentration of credit risks.

The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of the Company's products and geographic operations mitigate significantly the risk that adverse changes would materially affect the Company's operating results.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Consolidation – The consolidated financial statements include the accounts of all domestic and foreign subsidiaries. All material intercompany transactions and profits have been eliminated in the consolidated financial statements. The Company does not have off-balance sheet arrangements with unconsolidated entities. Within the Business Segment Information, intersegment and interarea sales are recorded at fair market value and are immaterial in amount.

Revenue Recognition – Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the customer. The Company's revenue recognition policies are in compliance with the SEC's Staff Accounting Bulletin (SAB) No. 104. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of sales.

Cash – Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity, carried at cost plus accrued interest, which are readily convertible into cash.

Inventories – Inventories are stated at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out method and the balance of the Company's inventories are valued by the first-in, first-out method.

Long-term Contracts – The Company enters into long-term contracts for the production of aerospace products and the manufacture of custom-engineered buildings. For financial statement purposes, revenues are recognized using the percentage-of-completion method. Unbilled costs on these contracts are included in inventory. Progress payments are netted against the inventory balances. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Plant, Equipment and Depreciation – Plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings; 15 years for land improvements and building equipment; 10 years for machinery; seven years for equipment; and three to five years for vehicles and office equipment. Improvements, which extend the useful life of property, are capitalized, and maintenance and repairs are expensed. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

Investments and Other Assets – Investments in joint-venture companies in which ownership is 50% or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements. During 2003 and 2002 the

(Dollars in thousands, except per share amounts)

Company recorded a charge of $2,565 ($.02 per share) and $4,973 ($.04 per share), respectively, related to an adjustment in an equity investment in a publicly traded Japanese company. Investments and Other Assets includes a prepaid pension cost at June 30, 2004 and 2003 of $371,819 and $354,330, respectively, and an intangible asset recognized in connection with an additional minimum pension liability of $95,076 and $100,294 at June 30, 2004 and 2003, respectively.

Goodwill – The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Intangible Assets – Intangible assets primarily include patents, trademarks and engineering drawings and are recorded at cost and amortized on a straight-line method over their legal or estimated useful life.

Income Taxes – Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise.

Product Warranty – In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2004 and 2003 is immaterial to the financial position of the Company and the change in the accrual during 2004 was immaterial to the Company's results of operations and cash flows.

Foreign Currency Translation – Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the Accumulated other comprehensive (loss) component of Shareholders' equity. Such adjustments will affect Net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in Net income.

Financial Instruments – The Company's financial instruments consist primarily of investments in cash, cash equivalents and long-term investments as well as obligations under notes payable and long-term debt. The carrying values for Cash and cash equivalents, Investments and other assets and Notes payable approximate fair value. See Note 9 for fair value of long-term debt.

The Company enters into forward exchange contracts (forward contracts) and costless collar contracts to reduce its exposure to fluctuations in related foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. The Company does not hold or issue derivative financial instruments for trading purposes.

Gains or losses on forward contracts that hedge specific transactions are recognized in Net income, offsetting the underlying foreign currency gains or losses. Gains or losses on costless collar contracts are recognized in Net income when the spot rate of the contract falls outside the collar range.

In addition, the Company's foreign locations, in the ordinary course of business, enter into financial guarantees, through financial institutions, which enable customers to be reimbursed in the event of nonperformance by the Company.

The total carrying and fair value of open contracts and any risk to the Company as a result of the above mentioned arrangements is not material.

Stock Options – In 2003 the Company adopted the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." The Company continues to apply the intrinsic-value based method to account for stock options granted to employees or Directors to purchase common shares. The option price equals the market price of the underlying common shares on the date of grant, therefore no compensation expense is recognized. The Company does recognize compensation expense related to the issuance of restricted stock. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested stock awards:

	2004	2003	2002
Net income, as reported	**$ 345,783**	$ 196,272	$ 130,150
Add: Stock-based employee compensation included in reported net income, net of tax	**7,691**	(327)	575
Deduct: Total stock-based employee compensation expense determined under fair value method, net of tax	**27,109**	18,498	15,377
Pro forma net income	**$ 326,365**	$ 177,447	$ 115,348
Earnings per share:			
Basic: as reported	**$ 2.94**	$ 1.69	$ 1.13
pro forma	**$ 2.77**	$ 1.52	$ 1.00
Diluted: as reported	**$ 2.91**	$ 1.68	$ 1.12
pro forma	**$ 2.74**	$ 1.51	$ .99

Recent Accounting Pronouncements – In May 2004 the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP 106-2). FSP 106-2 provides that the measures of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost on or after the date of enactment should reflect the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The effect of the Act will be reflected in the measurement of the accumulated postretirement benefit obligation and net periodic postretirement cost in fiscal 2005. The effect of the Act is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

Reclassifications – Certain prior period amounts have been reclassified to conform to the current year presentation.

2. Acquisitions and Net Assets Held for Sale and Divestitures

Acquisitions – On February 12, 2004 the Company completed the acquisition of Denison International plc (Denison). Denison is an industrial manufacturer and service provider for highly engineered hydraulic fluid power systems and components. Annual sales for Denison, for their most recent fiscal year prior to acquisition, were approximately $180 million. Total purchase price for Denison (which had a cash balance of $64 million at the date of acquisition) was approximately $255 million in cash.

On July 16, 2001 the Company completed the acquisition of Dana Corporation's Chelsea Products Division (Chelsea). Chelsea is a supplier of power take-offs and related auxiliary power devices for medium and heavy-duty mobile equipment. On August 31, 2001 the Company acquired the Aeroquip Air Conditioning and Refrigeration (AC&R) business from Eaton Corporation. AC&R produces mechanical controls and fluid systems for the residential and commercial air conditioning and refrigeration markets. On October 19, 2001 the Company acquired the assets of the global fluid management business of Dayco Industrial from MarkIV/BC Partners. The Dayco assets acquired include Imperial-Eastman products and a wide array of hydraulic and industrial hose and connectors. On February 1, 2002 the Company completed its acquisition of ITR SpA, a subsidiary of the SAIAG Group. ITR is a manufacturer of hoses, fittings and rubber compounds for hydraulic, industrial and oil and gas applications. On May 23, 2002 the Company acquired the assets of Camfil Farr's Engine Air Filter business (Farr). Farr produces air-intake filtration products for heavy-duty off-road equipment, marine applications and power generation. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $608 million. Total purchase price for these businesses was approximately $367 million in cash and $13 million in common stock.

All acquisitions were accounted for by the purchase method, and results of operations for all acquisitions are included as of the respective dates of acquisition. The purchase price allocation for acquisitions in 2004, 2003 and 2002 are presented below. Some of the 2004 purchase price allocations are preliminary and may require subsequent adjustment.

	2004	2003	2002
Assets acquired:			
Accounts receivable	**$ 49,556**	$ 5,339	$ 95,436
Inventories	**51,192**	7,227	101,917
Prepaid expenses	**2,675**	219	1,855
Deferred income taxes	**(4,462)**		8,713
Plant & equipment	**50,860**	11,370	151,116
Other assets	**54,519**	2,851	46,876
Goodwill	**78,192**	3,544	103,916
	282,532	30,550	509,829
Liabilities and equity assumed:			
Notes payable	**3,466**	242	9,099
Accounts payable	**12,139**	2,786	57,421
Accrued payrolls	**8,037**	795	17,483
Accrued taxes	**4,542**	79	638
Other accrued liabilities	**17,593**	1,247	12,462
Long-term debt	**2,402**	785	1,481
Pensions and other postretirement benefits	**18,583**		9,849
Deferred income taxes	**11,681**	3,882	
Other liabilities	**3,775**	4,086	
	82,218	13,902	108,433
Net assets acquired	**$ 200,314**	$ 16,648	$ 401,396

Net Assets Held for Sale and Divestitures – In June 2004 the Company completed the divestiture of its Zenith Pump (Zenith) division. Zenith was part of the Industrial Segment for segment reporting purposes. In February 2004 the Company completed the divestiture of Wynn's Industrie, an industrial lubricants unit of the Wynn's Specialty Chemicals business. Wynn's Industrie was part of the Other Segment for segment reporting purposes. In May 2003 the Company completed the divestiture of its United Aircraft Products (UAP) division. The UAP division was part of the Aerospace Segment for segment reporting purposes. In August 2001 the Company completed the divestiture of the metal forming business and in June 2002 completed the divestiture of the business units which administer vehicle service contract and product-related service programs. These businesses were part of the Other Segment for segment reporting purposes. The divestitures resulted in a gain of $11,070 ($6,223 after-tax or $.05 per share), $7,400 ($4,618 after-tax or $.04 per share) and $4,464 (no gain after-tax) in 2004, 2003 and 2002, respectively, and are reflected in (Gain) loss on disposal of assets in the Consolidated Statement of Income. The results of operations and net assets of the divested businesses were immaterial to the consolidated results of operations and financial position of the Company.

The Company is actively soliciting offers for the sale of the business unit which develops and manufactures chemical car care products and maintenance equipment. The results of operations and net assets of this business unit are immaterial to the consolidated results of operations and financial position of the Company.

3. Charges Related to Business Realignment

In January 2003 the Company adopted the provisions of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The implementation of this accounting pronouncement did not have a material effect on the Company's results of operations, financial position or cash flows.

In 2004 the Company recorded a $15,146 charge ($10,140 after-tax or $.09 per share) for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs attributable to approximately 1,200 employees in the Industrial Segment, 90 employees in the Climate & Industrial Controls Segment, 15 employees in the Other Segment and 5 employees in the Aerospace Segment. A significant portion of the severance payments have been made. Of the pre-tax amount, $13,591 relates to the Industrial Segment, $443 relates to the Climate &

(Dollars in thousands, except per share amounts)

Industrial Controls Segment, $1,003 relates to the Other Segment and $109 relates to the Aerospace Segment. The business realignment costs are primarily presented in the Cost of sales caption in the Consolidated Statement of Income for 2004.

In 2003 the Company recorded a $24,624 charge ($16,275 after-tax or $.14 per share) related to costs of structuring its businesses in response to current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The business realignment charge primarily consists of severance costs of $16,237 and $8,387 of costs relating to the consolidation of manufacturing product lines. The severance costs are attributable to approximately 1,050 employees in the Industrial Segment, 210 employees in the Aerospace Segment and 50 employees in the Other Segment. All severance payments have been made as of June 30, 2004. Of the pre-tax amount, $18,715 relates to the Industrial Segment, $2,495 relates to the Aerospace Segment, $2,106 relates to the Climate & Industrial Controls Segment and $1,308 relates to the Other Segment. The business realignment charge is presented in the Consolidated Statement of Income for 2003 in the following captions: $20,133 in Cost of sales; $992 in Selling, general and administrative expenses; and $3,499 in (Gain) loss on disposal of assets.

In 2002 the Company recorded a $37,352 charge ($24,466 after-tax or $.21 per share) related to costs of structuring its businesses in response to current and anticipated customer demand. The business realignment charge consists of severance costs of $22,578 and $14,774 of costs relating to the consolidation of manufacturing product lines, primarily asset impairments. The severance costs are attributable to approximately 1,050 employees in the Industrial Segment, 440 employees in the Aerospace Segment, 240 employees in the Climate & Industrial Controls Segment and 80 employees in the Other segment. All severance payments were made as of June 30, 2003. The asset impairment portion relates to assets being held for sale and was calculated as the amount by which the carrying value of the assets exceeded their estimated selling price. Of the pre-tax amount, $25,654 relates to the Industrial Segment, $4,667 relates to the Aerospace Segment, $2,348 relates to the Climate & Industrial Controls Segment and $4,683 relates to the Other Segment. The business realignment charge is presented in the Consolidated Statement of Income for 2002 in the following captions: $23,977 in Cost of sales; $3,987 in Selling, general and administrative expenses; and $9,388 in (Gain) loss on disposal of assets.

4. Income Taxes

Income before income taxes was derived from the following sources:

	2004	2003	2002
United States	**$ 302,648**	$ 195,188	$ 181,010
Foreign	**191,420**	102,194	37,026
	$ 494,068	$ 297,382	$ 218,036

Income taxes include the following:

	2004	2003	2002
Federal	**$ 77,180**	$ 29,672	$ 32,728
Foreign	**64,533**	48,075	26,054
State and local	**11,148**	1,749	9
Deferred	**(4,576)**	21,614	29,095
	$ 148,285	$ 101,110	$ 87,886

A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:

	2004	2003	2002
Statutory Federal income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes	**1.6**	.6	.9
State operating loss carryforwards		(1.3)	
Export tax benefit	**(1.5)**	(1.3)	(4.3)
Foreign tax rate difference	**(1.6)**	(2.1)	(1.8)
Cash surrender of life insurance	**(.7)**	.8	2.2
Nondeductible goodwill		.3	5.7
Capital loss	**(4.1)**		
Other	**1.3**	2.0	2.6
Effective income tax rate	**30.0%**	34.0%	40.3%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2004	2003
Postretirement benefits	**$ 143,290**	$ 182,925
Other liabilities and reserves	**88,495**	76,518
Long-term contracts	**11,542**	11,045
Operating loss carryforwards	**56,453**	53,275
Foreign tax credit carryforwards	**486**	2,329
Valuation allowance	**(54,912)**	(47,669)
Depreciation and amortization	**(198,196)**	(172,056)
Inventory	**11,039**	13,177
Net deferred tax asset	**$ 58,197**	$ 119,544
Change in net deferred tax asset:		
Provision for deferred tax	**$ 4,576**	$ (21,614)
Items of other comprehensive income	**(45,696)**	127,697
Acquisitions and other	**(20,227)**	(1,272)
Total change in net deferred tax	**$ (61,347)**	$ 104,811

At June 30, 2004, the Company has recorded deferred tax assets of $56,453 resulting from $329,834 in loss carryforwards. A valuation allowance has been established due to the uncertainty of realizing certain operating loss carryforwards, capital loss carryforwards and items of other comprehensive income. Some of the operating loss carryforwards can be carried forward indefinitely and others can be carried forward from one to 19 years. The capital loss carryforward expires in five years. An increase in the valuation allowance of $5,261 was attributable to the Denison acquisition. The recognition of any future tax benefit resulting from a reduction in this portion of the valuation allowance will reduce any goodwill related to the Denison acquisition remaining at the time of the reduction.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $364,864, $321,479 and $267,093, at June 30, 2004, 2003 and 2002, respectively.

5. Earnings Per Share

Earnings per share have been computed according to SFAS No. 128, "Earnings per Share." Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock options. The computation of net income per share was as follows:

	2004	2003	2002
Numerator:			
Net income applicable to common shares	**$ 345,783**	$ 196,272	$ 130,150
Denominator:			
Basic - weighted average common shares	**117,707,772**	116,381,880	115,408,872
Increase in weighted average from dilutive effect of exercise of stock options	**1,298,696**	512,626	651,847
Diluted - weighted average common shares, assuming exercise of stock options	**119,006,468**	116,894,506	116,060,719
Basic earnings per share	**$ 2.94**	$ 1.69	$ 1.13
Diluted earnings per share	**$ 2.91**	$ 1.68	$ 1.12

For 2004, 2003 and 2002, 0.3 million, 3.1 million, and 1.4 million common shares, respectively, subject to stock options were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

6. Inventories

Inventories valued on the last-in, first-out cost method were approximately 36% and 38%, respectively, of total inventories in 2004 and 2003. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $152,579 in 2004 and $151,757 in 2003. Progress payments of $14,100 in 2004 and $13,736 in 2003 are netted against inventories.

7. Goodwill and Intangible Assets

The Company conducts an annual impairment test as required by FASB Statement No. 142. The annual impairment test performed in 2003 resulted in no impairment loss being recognized. Goodwill impairment tests performed in 2004 and 2002 resulted in an impairment charge of $1,033 ($682 after-tax or $.01 per share) and $39,516 ($37,137 after-tax or $.32 per share), respectively. The 2004 impairment charge was recorded in the Industrial Segment. Of the 2002 impairment charge, $28,354 was recorded in the Industrial Segment and $11,162 was recorded in the Other Segment. The Company uses a discounted cash flow analysis for purposes of estimating the fair value of a reporting unit. The impairment charges primarily resulted from declining market conditions and lower future growth potential relative to expectations at the acquisition date for the reporting units involved.

The changes in the carrying amount of goodwill for the year ended June 30, 2004 are as follows:

	Industrial Segment	Aerospace Segment	Climate & Industrial Controls Segment	Other Segment	Total
Balance June 30, 2003	$ 841,296	$ 76,255	$ 95,582	$ 95,477	$ 1,108,610
Acquisitions	76,937	1,255			78,192
Goodwill impairment	(1,033)				(1,033)
Foreign currency translation	14,330	235	1,123	4,232	19,920
Goodwill adjustments	(3,062)	13		(4,229)	(7,278)
Balance June 30, 2004	**$928,468**	**$77,758**	**$96,705**	**$95,480**	**$1,198,411**

"Goodwill adjustments" primarily represent final adjustments to the purchase price allocation during the twelve-month period subsequent to the acquisition date and goodwill associated with businesses divested.

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset:

June 30,	**2004**		2003	
	Gross carrying amount	**Accumulated amortization**	Gross carrying amount	Accumulated amortization
Patents	**$ 36,078**	**$ 14,491**	$ 26,472	$ 12,264
Trademarks	**38,378**	**3,126**	21,159	1,702
Engineering drawings and other	**56,148**	**10,890**	32,112	6,333
Total	**$ 130,604**	**$ 28,507**	$ 79,743	$ 20,299

Total intangible amortization expense in 2004, 2003 and 2002 was $7,083, $5,760 and $3,308, respectively. The estimated amortization expense for the five years ending June 30, 2005 through 2009 is $9,848, $9,188, $8,156, $7,166 and $6,334, respectively.

(Dollars in thousands, except per share amounts)

8. Financing Arrangements

The Company has committed lines of credit totaling $825,000 through two multi-currency unsecured revolving credit agreements with a group of banks, all of which was available at June 30, 2004. One agreement, totaling $200,000, expires September 2004, and the other, totaling $625,000, expires September 2008. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. These agreements also require facility fees of up to 9/100ths of one percent of the commitment per annum at the Company's present rating level. Covenants in some of the agreements include a limitation on the Company's ratio of debt to total capitalization. It is the Company's policy to reduce the amount available for borrowing under the revolving credit agreements, on a dollar for dollar basis, by the amount of commercial paper notes outstanding.

The Company has other lines of credit, primarily short-term, aggregating $255,925 from various foreign banks, of which $248,498 was available at June 30, 2004. Most of these agreements are renewed annually.

As of June 30, 2004 the Company has $775,000 available under its universal shelf registration statement.

The Company is authorized to sell up to $825,000 of short-term commercial paper notes, rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch, Inc. At June 30, 2004 and 2003 there were no commercial paper notes outstanding.

Commercial paper notes outstanding, along with short-term borrowings from foreign banks, primarily make up the balance of Notes payable. The balance and weighted average interest rate of the Notes payable at June 30, 2004 and 2003 were $18,468 and 1.6% and $27,422 and 2.7%, respectively.

9. Debt

June 30,	**2004**	2003
Domestic:		
Debentures		
7.30%, due 2011	**$ 100,000**	$ 100,000
Fixed rate medium-term notes		
6.55% to 7.39%, due 2004-2019	**195,000**	370,000
Variable rate medium-term notes		
2.09%, due 2004		200,000
Fixed rate senior notes		
4.88%, due 2013	**225,000**	225,000
ESOP loan guarantee		
6.34%, due 2009	**54,479**	65,993
Variable rate demand bonds		
1.27%, due 2010-2025	**20,035**	20,035
Foreign:		
Bank loans, including revolving credit		
1.0% to 11.7%, due 2005-2017	**6,514**	17,626
Euro Notes		
6.25%, due 2006	**365,880**	345,450
Other long-term debt, including		
capitalized leases	**3,626**	19,041
Total long-term debt	**970,534**	1,363,145
Less long-term debt payable		
within one year	**16,730**	396,813
Long-term debt, net	**$ 953,804**	$ 966,332

Principal amounts of Long-term debt payable in the five years ending June 30, 2005 through 2009 are $16,730, $378,991, $37,617, $42,742 and $6,612, respectively. The carrying value of the Company's Long-term debt (excluding leases) was $969,901 and $1,356,034 at June 30, 2004 and 2003, respectively, and was estimated to have a fair value of $1,015,761 and $1,460,007, at June 30, 2004 and 2003, respectively. The fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. Some of the debt agreements include a limitation on the Company's ratio of secured debt to net tangible assets and debt to total capitalization.

ESOP Loan Guarantee – In 1999 the Company's Employee Stock Ownership Plan (ESOP) was leveraged when the ESOP Trust borrowed $112,000 and used the proceeds to purchase 3,055,413 shares of the Company's common stock from the Company's treasury. The loan is unconditionally guaranteed by the Company and therefore the unpaid balance of the borrowing is reflected on the Consolidated Balance Sheet as Long-term debt. A corresponding amount representing Unearned compensation is recorded as a deduction from Shareholders' equity.

Lease Commitments – Future minimum rental commitments as of June 30, 2004, under noncancelable operating leases, which expire at various dates, are as follows: 2005-$49,434; 2006-$34,370; 2007-$22,954; 2008-$15,389; 2009-$10,951 and after 2009-$17,530.

Rental expense in 2004, 2003 and 2002 was $66,586, $64,571 and $61,528, respectively.

10. Retirement Benefits

Pensions – The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company uses a June 30 measurement date for a majority of its pension plans. The Company also has contractual arrangements with certain key employees which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.

Pension cost for all plans was $109,160, $58,623 and $32,004 for 2004, 2003 and 2002, respectively. Pension cost for all defined benefit plans accounted for using SFAS No. 87, "Employers' Accounting for Pensions," was as follows:

	2004	2003	2002
Service cost	**$ 67,103**	$ 56,613	$ 54,886
Interest cost	**119,770**	113,464	104,152
Expected return on plan assets	**(127,968)**	(132,152)	(143,816)
Net amortization and deferral and other	**47,025**	16,887	10,107
Net periodic benefit cost	**$ 105,930**	$ 54,812	$ 25,329

Change in benefit obligation	**2004**	2003
Benefit obligation at beginning of year	**$ 1,995,511**	$ 1,663,828
Service cost	**67,103**	56,613
Interest cost	**119,770**	113,464
Actuarial loss	**16,172**	210,159
Benefits paid	**(92,372)**	(84,686)
Plan amendments	**5,288**	(7,573)
Acquisitions	**25,042**	
Foreign currency translation and other	**40,596**	43,706
Benefit obligation at end of year	**$ 2,177,110**	$ 1,995,511
Change in plan assets		
Fair value of plan assets at beginning of year	**$ 1,315,899**	$ 1,337,485
Actual gain (loss) on plan assets	**244,272**	(103,590)
Employer contributions	**110,674**	125,550
Benefits paid	**(83,384)**	(73,502)
Acquisitions	**9,698**	
Foreign currency translation and other	**27,344**	29,956
Fair value of plan assets at end of year	**$ 1,624,503**	$ 1,315,899
Funded status		
Plan assets (under) benefit obligation	**$ (552,607)**	$ (679,612)
Unrecognized net actuarial loss	**693,448**	818,273
Unrecognized prior service cost	**93,323**	98,313
Unrecognized initial net (asset)	**(130)**	(1,068)
Net amount recognized	**$ 234,034**	$ 235,906
Amounts recognized on the Consolidated Balance Sheet		
Prepaid benefit cost	**$ 371,819**	$ 354,330
Accrued benefit liability	**(703,181)**	(816,141)
Intangible asset	**95,076**	100,294
Accumulated other comprehensive loss	**470,320**	597,423
Net amount recognized	**$ 234,034**	$ 235,906

The accumulated benefit obligation for all defined benefit plans was $1,958,613 and $1,781,297 at June 30, 2004 and 2003, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $2,137,471, $1,922,560 and $1,582,576, respectively, at June 30, 2004, and $1,971,980, $1,759,956 and $1,293,176, respectively, at June 30, 2003.

If the accumulated benefit obligation exceeds the fair value of plan assets, accounting rules require that the Company recognize a liability that is at least equal to the unfunded accumulated benefit obligation. Accordingly, a minimum pension liability of $565,397 and $697,717 has been recognized at June 30, 2004 and 2003, respectively. The net of tax effect of recording the minimum pension liability on shareholders' equity was an increase of $94,513 in 2004 and a decrease of $297,487 in 2003. The minimum pension liability could be reversed should the fair value of plan assets exceed the accumulated benefit obligation at the end of 2005.

The Company expects to contribute approximately $95 million to its defined benefit pension plans in 2005. The majority of the expected contribution is discretionary. Estimated future benefit payments in the five years ending June 30, 2005 through 2009 are $88,541, $92,710, $98,743, $105,154 and $111,704, respectively and $660,129 in the aggregate for the five years ending June 30, 2010 through June 30, 2014.

The assumptions used to measure net periodic benefit cost for the Company's significant defined benefit plans are:

	2004	2003	2002
U.S. defined benefit plans			
Discount rate	**6.25%**	7.25%	7.25%
Average increase in compensation	**4.9%**	4.9%	4.9%
Expected return on plan assets	**8.25%**	8.5%	9.5%
Non-U.S. defined benefit plans			
Discount rate	**2 to 6.75%**	4.5 to 6.75%	4.5 to 6.75%
Average increase in compensation	**1 to 3.5%**	2.5 to 3.75%	3 to 4%
Expected return on plan assets	**1 to 7.5%**	5 to 7.75%	5 to 8%

The assumptions used to measure the benefit obligation for the Company's significant defined benefit plans are:

	2004	2003
U.S. defined benefit plans		
Discount rate	**6.25%**	6.25%
Average increase in compensation	**4.9%**	4.9%
Non-U.S. defined benefit plans		
Discount rate	**2 to 6.25%**	2 to 6.75%
Average increase in compensation	**1 to 4%**	2 to 3.5%

The expected return on plan assets assumption is based on the weighted average expected return of the various asset classes in the plans' portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2004	2003
Equity securities	**66%**	65%
Debt securities	**31%**	33%
Other	**3%**	2%
	100%	100%

(Dollars in thousands, except per share amounts)

The investment strategy for the defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk. This strategy requires an investment portfolio that is broadly diversified across various asset classes and investment managers. The current weighted-average target asset allocation is 63% equity securities, 35% debt securities and 2% other. At June 30, 2004 and 2003, the plans' assets included Company stock with market values of $71,293 and $50,346, respectively.

Employee Savings Plan – The Company sponsors an employee stock ownership plan (ESOP) as part of its existing savings and investment 401(k) plan. The ESOP is available to eligible domestic employees. Parker Hannifin common stock is used to match contributions made by employees to the ESOP up to a maximum of 4.0 percent of an employee's annual compensation. A breakdown of shares held by the ESOP is as follows:

	2004	2003	2002
Allocated shares	**9,453,916**	9,440,648	9,023,664
Suspense shares	**1,315,814**	1,844,112	2,384,301
Total shares held by the ESOP	**10,769,730**	11,284,760	11,407,965
Fair value of suspense shares	**$78,238**	$77,434	$113,946

In 1999, the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company's matching contribution and dividends on the shares held by the ESOP are used to repay the loan, and shares are released from the suspense account as the principal and interest are paid. The unreleased portion of the shares in the ESOP suspense account is not considered outstanding for purposes of earnings per share computations. Company contributions to the ESOP, recorded as compensation and interest expense, were $37,208 in 2004, $37,733 in 2003 and $38,449 in 2002. Dividends earned by the suspense shares and interest income within the ESOP totaled $1,245 in 2004, $1,580 in 2003 and $1,965 in 2002.

In addition to shares within the ESOP, as of June 30, 2004 employees have elected to invest in 2,196,871 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

Other Postretirement Benefits – The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. The Company has reserved the right to change or eliminate these benefit plans.

Postretirement benefit cost included the following components:

	2004	2003	2002
Service cost	**$ 1,633**	$ 1,289	$ 1,286
Interest cost	**6,270**	5,957	5,494
Net amortization and deferral	**409**	2,323	(849)
Net periodic benefit cost	**$ 8,312**	$ 9,569	$ 5,931

Change in benefit obligation	**2004**	2003
Benefit obligation at beginning of year	**$ 101,488**	$ 76,222
Service cost	**1,633**	1,289
Interest cost	**6,270**	5,957
Actuarial loss	**744**	20,571
Benefits paid	**(5,010)**	(6,340)
Acquisitions and other	**(230)**	3,789
Benefit obligation at end of year	**$ 104,895**	$ 101,488
Funded status		
Benefit obligation in excess of plan assets	**$ (104,895)**	$ (101,488)
Unrecognized net actuarial loss	**17,521**	17,806
Unrecognized prior service cost	**(3,267)**	(3,657)
Net amount recognized	**$ (90,641)**	$ (87,339)
Amounts recognized on the Consolidated Balance Sheet:		
Accrued benefit liability	**$ (90,641)**	$ (87,339)

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2004	2003	2002
Discount rate	**6.25%**	7.25%	7.25%
Current medical cost trend rate	**8.9%**	9.9%	8%
Ultimate medical cost trend rate	**5%**	5%	5.5%
Medical cost trend rate decreases to ultimate in year	**2010**	2010	2007

The discount rate assumption used to measure the benefit obligation was 6.25% in 2004 and 2003.

Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2005 through 2009 are $6,750, $6,837, $7,011, $7,135 and $7,121, respectively and $37,270 in the aggregate for the five years ending June 30, 2010 through June 30, 2014.

A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	**1% Decrease**
Effect on total of service and interest cost components	**$ 991**	**$ (796)**
Effect on postretirement benefit obligation	**$ 11,189**	**$ (9,223)**

Other – The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $20,006, $7,127 and $1,585 in 2004, 2003 and 2002, respectively.

The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs, including a $55 million cash contribution in 2004. The policies are held in a rabbi trust and are recorded as assets of the Company.

11. Shareholders' Equity

Common Shares	2004	2003	2002
Balance July 1	$ 59,143	$ 59,062	$ 58,705
Shares issued under stock incentive plans (2004 - 1,425,321; 2003 - 168,442; 2002 - 450,314)	713	81	225
Shares issued for purchase acquisition			132
Balance June 30	$ 59,856	$ 59,143	$ 59,062

Additional Capital	2004	2003	2002
Balance July 1	$ 389,021	$ 378,918	$ 346,228
Shares issued under stock option plans	34,825	1,393	9,200
Tax benefit of stock option plans	13,627	1,675	(81)
Shares issued for purchase acquisition			12,949
Restricted stock issued	2,088	852	761
Shares related to ESOP	12,330	6,183	9,861
Balance June 30	$ 451,891	$ 389,021	$ 378,918

Retained Earnings	2004	2003	2002
Balance July 1	$ 2,584,268	$ 2,473,808	$ 2,426,496
Net income	345,783	196,272	130,150
Cash dividends paid on common shares, net of tax benefits	(89,264)	(85,812)	(82,838)
Balance June 30	$ 2,840,787	$ 2,584,268	$ 2,473,808

Unearned Compensation Related to ESOP	2004	2003	2002
Balance July 1	$ (63,418)	$ (79,474)	$ (96,398)
Unearned compensation related to ESOP debt guarantee	14,550	16,056	16,924
Balance June 30	$ (48,868)	$ (63,418)	$ (79,474)

Deferred Compensation Related to Stock Options	2004	2003	2002
Balance July 1 and June 30	$ 2,347	$ 2,347	$ 2,347

Accumulated Other Comprehensive (Loss)	2004	2003	2002
Balance July 1	$ (445,982)	$ (247,497)	$ (204,531)
Foreign currency translation	34,487	99,029	69,673
Unrealized gain (loss) on marketable securities (net of tax of: 2004 - $4,979; 2003 - $16; 2002 - $3,059)	8,262	(27)	(5,076)
Realized (gain) on marketable securities (net of tax of: 2004 - $1,802)	(2,990)		
Minimum pension liability (net of tax of: 2004 - $44,464; 2003 - $127,558; 2002 - $64,814)	94,513	(297,487)	(107,563)
Balance June 30	$ (311,710)	$ (445,982)	$ (247,497)

Common Stock in Treasury	2004	2003	2002
Balance July 1	$ (4,468)	$ (3,648)	$ (3,932)
Shares purchased at cost (2004 - 224,891; 2003 - 45,000; 2002 - 230,000)	(12,691)	(1,696)	(8,054)
Shares issued under stock option plans (2004 - 135,291; 2003 - 14,522; 2002 - 233,244)	6,021	538	8,498
Restricted stock (surrendered) issued	(711)	338	(160)
Balance June 30	$ (11,849)	$ (4,468)	$ (3,648)

Shares surrendered upon exercise of stock options: 2004 – 737,594; 2003 – 111,538; 2002 – 381,779.

Share Repurchases – The Board of Directors has authorized the repurchase of a total of 5.05 million of the Company's common shares. At June 30, 2004, the remaining authorization to repurchase was 2.78 million shares. Repurchases are made on the open market, when the strike price is within a specific range, and the systematic repurchase of up to $10 million in common shares each fiscal quarter. Repurchases are primarily funded from operating cash flows, and the shares are initially held as treasury stock.

12. Stock Incentive Plans

Employees' Stock Options – The Company's incentive plan provides for the granting of nonqualified options to officers and key employees to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the dates options are granted. Outstanding options generally are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

The Company derives a tax deduction measured by the excess of the market value over the option price at the date nonqualified options are exercised. The related tax benefit is credited to Additional capital.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company continues to account for its stock option and stock incentive plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and makes no charges against capital with respect to options granted. See Note 1 on page 29 for disclosure of pro forma information regarding Net Income and Earnings per share determined as if the Company had accounted for its stock options under the fair value method.

The fair values for the significant options granted in 2004, 2003 and 2002 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Aug/03	Aug/02	Aug/01
Risk-free interest rate	3.4%	3.3%	4.6%
Expected life of option	4.4 yrs	4.6 yrs	4.8 yrs
Expected dividend yield of stock	1.7%	1.6%	1.6%
Expected volatility of stock	36.8%	38.0%	36.6%

(Dollars in thousands, except per share amounts)

Options exercisable and shares available for future grant on June 30:

	2004	2003	2002
Options exercisable	**4,957,612**	4,898,070	3,440,843
Weighted-average option price per share of options exercisable	**$ 39.95**	$ 37.57	$ 34.75
Weighted-average fair value of options granted during the year	**$ 14.38**	$ 12.68	$ 14.94
Shares available for grant	**9,594,980**	525,951	785,797

A summary of the status and changes of shares subject to options and the related average price per share follows:

	Shares Subject To Options	Average Option Price Per Share
Outstanding June 30, 2002	6,221,910	$ 38.29
Granted	2,433,950	39.90
Exercised	(283,071)	27.44
Canceled	(55,532)	
Outstanding June 30, 2003	8,317,257	$ 39.08
Granted	**2,347,725**	**47.43**
Exercised	**(2,270,221)**	**36.75**
Canceled	**(95,392)**	
Outstanding June 30, 2004	**8,299,369**	**$ 42.03**

The range of exercise prices and the remaining contractual life of options as of June 30, 2004 were:

Range of exercise prices	$20-$32	$33-$43	$44-$58
Options outstanding:			
Outstanding as of June 30, 2004	661,850	3,120,870	4,516,649
Weighted-average remaining contractual life	3.3 yrs	7.3 yrs	7.8 yrs
Weighted-average exercise price	$ 28.60	$ 38.96	$ 46.12
Options exercisable:			
Outstanding as of June 30, 2004	661,850	2,085,317	2,210,445
Weighted-average remaining contractual life	3.3 yrs	6.9 yrs	6.4 yrs
Weighted-average exercise price	$ 28.60	$ 38.50	$ 44.73

Restricted Stock – Restricted stock was issued under the Company's 1993 Stock Incentive Program to certain key employees under the Company's 2001-02-03, 2000-01-02 and 1999-00-01 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company's common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each 3-year Plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP Plan	**2004**	2003	2002
Number of shares issued	**19,566**	18,953	17,206
Per share value on date of issuance	**$ 47.29**	$ 41.20	$ 44.55
Total value	**$ 925**	$ 781	$ 767

Under the Company's 2002-03-04 LTIP, a payout of 30,727 shares of restricted stock, from the Company's 2003 Stock Incentive Program, will be issued to certain key employees in 2005. The balance of the 2002-03-04 LTIP payout will be made as deferred cash compensation (if elected by the participant) or in cash. The total payout, valued at $5,378, has been accrued over the three years of the plan.

In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 2004, 2003 and 2002, 9,382, 12,679 and 3,167 shares, respectively, were issued in lieu of directors' fees.

Non-employee Directors' Stock Options – In August 1996, the Company adopted a stock option plan for non-employee directors to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date the options are granted. Outstanding options are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

A summary of the status and changes of shares subject to options and the related average price per share follows:

	Shares Subject To Options	Average Option Price Per Share
Outstanding June 30, 2002	46,013	$ 38.32
Granted	12,000	39.84
Exercised	(3,000)	24.67
Outstanding June 30, 2003	55,013	$ 39.40
Granted	**16,965**	**48.94**
Exercised	**(9,500)**	**32.38**
Outstanding June 30, 2004	**62,478**	**$ 43.06**

As of June 30, 2004, 39,513 options were exercisable and 286,822 shares were available for grant.

At June 30, 2004, the Company had 18,291,368 common shares reserved for issuance in connection with its stock incentive plans.

13. Shareholders' Protection Rights Agreement

The Board of Directors of the Company declared a dividend of one Right for each share of Common Stock outstanding on February 17, 1997 in relation to the Company's Shareholder Protection Rights Agreement. As of June 30, 2004, 119,483,990 shares of Common Stock were reserved for issuance under this Agreement. Under certain conditions involving acquisition of or an offer for 15 percent or more of the Company's Common Stock, all holders of Rights, except an acquiring entity, would be entitled to purchase, at an exercise price of $100, a value of $200 of Common Stock of the Company or an acquiring entity, or at the option of the Board, to exchange each Right for one share of Common Stock. The Rights remain in existence until February 17, 2007, unless earlier redeemed (at one cent per Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Rights will cause substantial dilution to the person attempting the business combination. The Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Rights may be redeemed.

14. Research and Development

Research and development costs amounted to $143,096 in 2004, $122,710 in 2003 and $109,090 in 2002. Customer reimbursements included in the total cost for each of the respective years were $48,435, $29,561 and $13,517. Costs include those costs related to independent research and development as well as customer reimbursed and unreimbursed development programs.

15. Contingencies

The Company is involved in various litigation arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims and alleged violations of various environmental laws. The Company is self-insured in the U.S. for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. The Company purchases third party product liability insurance for products manufactured by its international operations and for products that are used in aerospace applications. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings will not have a material adverse effect on the Company's liquidity, financial condition or results of operations.

Environmental **–** The Company is currently responsible for environmental remediation at 28 manufacturing facilities presently or formerly operated by the Company and has been named as a "potentially responsible party," along with other companies, at two off-site waste disposal facilities and three regional sites.

As of June 30, 2004, the Company has a reserve of $20,361 for environmental matters, which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company's liability in proportion to other responsible parties. This reserve is net of $3,025 for discounting, primarily at a 4.5 percent discount rate, a portion of the costs at 26 locations to operate and maintain remediation treatment systems as well as gauge treatment system effectiveness through monitoring and sampling over periods up to 30 years. The significant increase in the environmental reserve from June 30, 2003 is a result of the addition of the environmental liabilities and corresponding environmental reserves from the Denison acquisition.

The Company's estimated total liability for the above mentioned sites ranges from a minimum of $20,361 to a maximum of $60,439. The actual costs to be incurred by the Company will be dependent on final determination of remedial action required, negotiations with federal and state agencies, changes in regulatory requirements and technology innovation, the effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or third party recoveries.

(Dollars in thousands, except per share amounts)

16. Quarterly Information (Unaudited)

2004 (a)	1st	2nd	3rd	4th	Total
Net sales	**$ 1,586,918**	**$ 1,621,021**	**$ 1,906,041**	**$ 1,992,927**	**$ 7,106,907**
Gross profit	**288,142**	**289,377**	**361,891**	**425,444**	**1,364,854**
Net income	**56,691**	**55,771**	**107,848**	**125,473**	**345,783**
Diluted earnings per share	**.48**	**.47**	**.90**	**1.05**	**2.91**

2003 (b)	1st	2nd	3rd	4th	Total
Net sales	$ 1,585,904	$ 1,517,201	$ 1,646,844	$ 1,660,661	$ 6,410,610
Gross profit	286,014	258,374	278,414	278,033	1,100,835
Net income	60,975	37,552	48,663	49,082	196,272
Diluted earnings per share	.52	.32	.42	.42	1.68

Diluted earnings per share are computed independently for each of the quarters presented, therefore, the sum of the quarterly diluted earnings per share may not equal the total computed for the year.

(a) Results for the first quarter include a $6,940 charge ($4,650 after-tax or $.04 per share) related to business realignment costs. Results for the second quarter include a $3,654 charge ($2,448 after-tax or $.02 per share) related to business realignment costs. Results for the third quarter include a $1,542 charge ($1,025 after-tax or $.01 per share) related to business realignment costs. Results for the fourth quarter include a $3,010 charge ($2,017 after-tax or $.02 per share) related to business realignment costs, a $1,033 goodwill impairment charge ($682 after-tax or $.01 per share) and a gain of $9,973 ($6,223 after-tax or $.05 per share) related to the divestiture of a business.

(b) Results for the first quarter include a $2,075 charge ($1,380 after-tax or $.01 per share) related to business realignment costs. Results for the second quarter include a $5,057 charge ($3,363 after-tax or $.03 per share) related to business realignment costs and a $2,246 charge ($2,246 after-tax or $.02 per share) related to an equity investment adjustment. Results for the third quarter include a $7,453 charge ($4,956 after-tax or $.04 per share) related to business realignment costs. Results for the fourth quarter include a $10,039 charge ($6,576 after-tax or $.06 per share) related to business realignment costs and a gain of $7,400 ($4,618 after-tax or $.04 per share) related to the divestiture of a business.

17. Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Full Year
2004	**High**	**$ 50.85**	**$ 59.80**	**$ 61.00**	**$ 59.96**	**$ 61.00**
	Low	**40.76**	**44.57**	**53.50**	**51.73**	**40.76**
	Dividends	**.190**	**.190**	**.190**	**.190**	**.760**
2003	High	$ 47.30	$ 48.20	$ 48.93	$ 45.84	$ 48.93
	Low	35.95	34.52	35.82	38.00	34.52
	Dividends	.180	.180	.190	.190	.740
2002	High	$ 46.35	$ 47.31	$ 54.88	$ 51.89	$ 54.88
	Low	30.40	33.60	43.65	44.27	30.40
	Dividends	.180	.180	.180	.180	.720

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

	2004	2003	2002	2001
Net sales	**$ 7,106,907**	$ 6,410,610	$ 6,149,122	$ 5,979,604
Cost of sales	**5,742,053**	5,309,775	5,116,570	4,728,156
Selling, general and administrative expenses	**800,204**	721,065	686,485	679,963
Goodwill impairment loss	**1,033**		39,516	
Interest expense	**73,396**	81,561	82,484	95,775
Income taxes	**148,285**	101,110	87,886	187,391
Net income	**345,783**	196,272	130,150	340,792
Basic earnings per share	**2.94**	1.69	1.13	2.98
Diluted earnings per share	**$ 2.91**	$ 1.68	$ 1.12	$ 2.96
Average number of shares outstanding – Basic	**117,708**	116,382	115,409	114,305
Average number of shares outstanding – Diluted	**119,006**	116,895	116,061	115,064
Cash dividends per share	**$ .760**	$ .740	$ .720	$ .700
Net income as a percent of net sales	**4.9%**	3.1%	2.1%	5.7%
Return on average assets	**5.6%**	3.3%	2.3%	6.8%
Return on average equity	**12.6%**	7.7%	5.1%	14.1%
Book value per share	**$ 25.24**	$ 21.63	$ 22.26	$ 21.99
Working capital	**$ 1,277,192**	$ 973,080	$ 875,781	$ 783,233
Ratio of current assets to current liabilities	**2.0**	1.7	1.6	1.6
Plant and equipment, net	**$ 1,591,853**	$ 1,657,425	$ 1,696,965	$ 1,548,688
Total assets	**6,256,904**	5,985,633	5,752,583	5,337,661
Long-term debt	**953,804**	966,332	1,088,883	857,078
Shareholders' equity	**$ 2,982,454**	$ 2,520,911	$ 2,583,516	$ 2,528,915
Debt to debt-equity percent	**24.9%**	35.6%	36.8%	35.7%
Depreciation	**$ 242,191**	$ 248,481	$ 231,235	$ 200,270
Capital expenditures	**$ 141,546**	$ 158,260	$ 206,564	$ 334,748
Number of employees	**48,447**	46,787	48,176	46,302
Number of shareholders	**54,683**	51,154	53,001	50,731
Number of shares outstanding at year-end	**118,168**	116,526	116,051	114,989

Net Sales
Millions of Dollars


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
94 95 96 97 98 99 00 01 02 03 04

Net Income
Millions of Dollars


480
420
360
300
240
180
120
60
94 95 96 97 98 99 00 01 02 03 04

Diluted Earnings Per Share
Dollars


4.80
4.20
3.60
3.00
2.40
1.80
1.20
0.60
94 95 96 97 98 99 00 01 02 03 04

(Amounts in thousands, except per share information)

2000	1999	1998	1997	1996	1995	1994
$ 5,385,618	$ 4,986,696	$ 4,658,229	$ 4,113,339	$ 3,586,448	$ 3,214,370	$ 2,576,337
4,186,850	3,897,266	3,576,198	3,175,246	2,756,343	2,448,264	2,053,376
575,906	550,681	532,134	475,180	425,449	384,581	302,668
59,183	63,697	52,787	46,659	36,667	30,922	37,832
193,955	167,193	180,762	150,828	134,812	130,169	60,274
368,232	310,501	319,551	274,039	239,667	218,238	47,652
3.34	2.85	2.88	2.46	2.15	1.97	.43
$ 3.31	$ 2.83	$ 2.85	$ 2.44	$ 2.14	$ 1.96	$ .43
110,331	108,800	110,869	111,602	111,261	110,576	109,661
111,245	109,679	111,959	112,518	112,189	111,149	110,270
$ .680	$ .640	$ .600	$ .506	$ .480	$ .453	$ .436
6.8%	6.2%	6.9%	6.7%	6.7%	6.8%	1.8%
8.8%	8.6%	9.8%	9.3%	9.2%	10.3%	2.5%
17.7%	17.6%	19.8%	18.7%	18.6%	20.2%	5.0%
$ 20.31	$ 17.03	$ 15.32	$ 13.87	$ 12.42	$ 10.73	$ 8.78
$ 966,810	$ 1,020,171	$ 791,305	$ 783,550	$ 635,242	$ 593,761	$ 526,864
1.8	2.4	1.8	2.1	1.8	1.9	2.0
$ 1,340,915	$ 1,200,869	$ 1,135,225	$ 1,020,743	$ 991,777	$ 815,771	$ 717,300
4,646,299	3,705,888	3,524,821	2,998,946	2,887,124	2,302,209	1,925,744
701,762	724,757	512,943	432,885	439,797	237,157	257,259
$ 2,309,458	$ 1,853,862	$ 1,683,450	$ 1,547,301	$ 1,383,958	$ 1,191,514	$ 966,351
31.0%	29.8%	31.6%	24.5%	30.7%	21.9%	22.7%
$ 167,356	$ 164,577	$ 153,633	$ 146,253	$ 126,544	$ 110,527	$ 106,546
$ 230,482	$ 230,122	$ 236,945	$ 189,201	$ 201,693	$ 151,963	$ 99,914
43,895	38,928	39,873	34,927	33,289	30,590	26,730
47,671	39,380	44,250	43,014	35,403	35,629	29,625
113,707	108,846	109,873	111,527	111,438	111,003	110,115

Total Assets
Millions of Dollars



6,400
5,600
4,800
4,000
3,200
2,400
1,600
800
94 95 96 97 98 99 00 01 02 03 04

Long-Term Debt
Millions of Dollars



6,400
5,600
4,800
4,000
3,200
2,400
1,600
800
94 95 96 97 98 99 00 01 02 03 04

Shareholders' Equity
Millions of Dollars



6,400
5,600
4,800
4,000
3,200
2,400
1,600
800
94 95 96 97 98 99 00 01 02 03 04

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Parker Hannifin Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and cash flows present fairly, in all material respects, the financial position of Parker Hannifin Corporation and its subsidiaries (the "Company") at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Cleveland, Ohio
July 28, 2004

Forward-Looking Statements

Forward-looking statements contained in this Annual Report and other written reports and oral statements are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, earnings projections, events or developments are forward-looking statements. It is possible that the Company's future performance and earnings projections of the Company may differ materially from current expectations, depending on economic conditions within both its industrial and aerospace markets, and the Company's ability to achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins and growth initiatives. A change in economic conditions in individual markets may have a particularly volatile effect on segment performance. Among other factors which may affect future performance are:

- changes in business relationships with and purchases by or from major customers or suppliers, including delays or cancellations in shipments,
- uncertainties surrounding timing, successful completion or integration of acquisitions,
- threats associated with and efforts to combat terrorism,
- competitive market conditions and resulting effects on sales and pricing,
- increases in raw material costs that cannot be recovered in product pricing, and
- global economic factors, including currency exchange rates, difficulties entering new markets and general economic conditions such as interest rates.

The Company undertakes no obligation to update or publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Report.

Chairman of the Board

DUANE E. COLLINS
Chairman of the Board
Parker-Hannifin Corporation
Age: 68
Director since 1992
Chairman since 1999

Directors

JOHN G. BREEN [2,4]
Former Chairman and
Chief Executive Officer (Retired)
The Sherwin-Williams Company
(paints and coatings)
Age: 70
Director since 1980

WILLIAM E. KASSLING [1,3]
Chairman of the Board
Wabtec Corporation
(services for the rail industry)
Age: 60
Director since 2001

ROBERT J. KOHLHEPP [1,4]
Vice Chairman
Cintas Corporation
(uniform rental)
Age: 60
Director since 2002

DR. PETER W. LIKINS [1,2]
President, University of Arizona
Age: 68
Director since 1989

GIULIO MAZZALUPI [3,4]
Former President, Chief Executive
Officer and Director (Retired)
Atlas Copco AB
(industrial manufacturing)
Age: 64
Director since 1999

KLAUS-PETER MÜLLER [3,4]
Chairman of the Board
of Managing Directors
Commerzbank AG
Age: 60
Director since 1998

CANDY M. OBOURN [1,3]
Sr. VP, Chief Operating Officer
Health Imaging Division
Eastman Kodak Company
(photography & digital imaging)
Age: 54
Director since 2002

HECTOR R. ORTINO [1,3]
Chairman, President and
Chief Executive Officer
Ferro Corporation
(manufacturer of
specialty materials)
Age: 62
Director since 1997

ALLAN L. RAYFIELD [2,3]
Former President
Chief Executive Officer
and Director (Retired)
M/A-COM, Inc.
(microwave manufacturing)
Age: 69
Director since 1984

WOLFGANG R. SCHMITT [1,2]
Chief Executive Officer
Trends 2 Innovation
(strategic growth consultants)
Age: 60
Director since 1992

DEBRA L. STARNES [2,4]
Vice President and
Managing Director, Houston Region
The Innis Company
(human resource consulting firm)
Age: 51
Director since 1997

NICKOLAS W. VANDE STEEG
Executive Vice President and
Chief Operating Officer
Parker-Hannifin Corporation
Age: 61
Director since 2004

DONALD E. WASHKEWICZ
President and
Chief Executive Officer
Parker-Hannifin Corporation
Age: 54
Director since 2000

Committees of the Board

(1) Audit–
Chairman: H.R. Ortino

(2) Compensation and Management Development –
Chairman: J.G. Breen

(3) Corporate Governance and Nominating –
Chairman: A.L. Rayfield

(4) Finance –
Chairman: R. J. Kohlhepp

Corporate Management

DONALD E. WASHKEWICZ
President and
Chief Executive Officer
Age: 54
Years of Parker service: 32

JOHN D. MYSLENSKI
Executive Vice President –
Sales, Marketing and
Operations Support
Age: 53
Years of Parker service: 31

NICKOLAS W. VANDE STEEG
Executive Vice President and
Chief Operating Officer
Age: 61
Years of Parker service: 32

TIMOTHY K. PISTELL
Vice President – Finance and
Administration and
Chief Financial Officer
Age: 57
Years of Parker service: 35

LEE C. BANKS
Vice President and President –
Hydraulics Group
Age: 41
Years of Parker service: 12

ROBERT P. BARKER
Vice President and
President – Aerospace Group
Age: 54
Years of Parker service: 31

ROBERT W. BOND
Vice President and President –
Automation Group
Age: 47
Years of Parker service: 27

LYNN M. CORTRIGHT
Vice President and
President – Climate & Industrial
Controls Group
Age: 63
Years of Parker service: 39

DANA A. DENNIS
Vice President and Controller
Age: 56
Years of Parker service: 25

HEINZ DROXNER
Vice President and President –
Seal Group
Age: 59
Years of Parker service: 31

WILLIAM G. ELINE
Vice President –
Chief Information Officer
Age: 48
Years of Parker service: 25

DANIEL T. GAREY
Vice President –
Human Resources
Age: 61
Years of Parker service: 32

PAMELA J. HUGGINS
Vice President and Treasurer
Age: 50
Years of Parker service: 20

MARWAN M. KASHKOUSH
Corporate Vice President,
Worldwide Sales and Marketing
Age: 50
Years of Parker service: 26

THOMAS W. MACKIE
Vice President and President –
Fluid Connectors Group
Age: 57
Years of Parker service: 31

M.CRAIG MAXWELL
Vice President –
Technology and Innovation
Age: 46
Years of Parker service: 8

JOHN K. OELSLAGER
Vice President and
President – Filtration Group
Age: 61
Years of Parker service: 37

THOMAS A. PIRAINO, JR.
Vice President,
General Counsel and Secretary
Age: 55
Years of Parker service: 22

ROGER S. SHERRARD
Vice President and President –
Instrumentation Group
Age: 38
Years of Parker service: 15

Ethical Conduct
Observing high ethical standards has contributed to Parker Hannifin's reputation for excellence. The Company Code of Ethics requires compliance with all relevant laws, while acting with honesty, fairness and integrity. Parker is committed to meeting its ethical obligations to customers and suppliers, fellow employees, shareholders and the public.

Equal Opportunity
Parker Hannifin Corporation is an affirmative action/equal opportunity employer that extends its commitment beyond equal opportunity and nondiscriminatory practices to take positive steps to create an inclusive, and empowered employee environment.

It is the policy of Parker Hannifin to provide all employees with a working environment free from all forms of discrimination and harassment. Further, Parker Hannifin Corporation will not tolerate discrimination or harassment against any person for any reason.

Parker Hannifin Corporation's policy is to make all employment decisions on the basis of an individual's job related qualifications, abilities, and performance – not on the basis of personal characteristics unrelated to successful job performance.

Product Information
Parker Hannifin's North American and European customers seeking product information, the location of a nearby distributor or repair services will receive prompt attention by calling the Parker Information Center at our toll-free numbers: in North America, 1-800-C-PARKER (1-800-272-7537); in Europe, 00800-C-PARKER-H (00800-2727-5374).

Parker Hannifin Corporation:
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141
Telephone: (216) 896-3000

Internet Address:
www.parker.com

Investor Relations Address:
www.phstock.com

Stock Listing:
New York Stock Exchange. Ticker Symbol: PH

Annual Meeting
The 2004 Annual Meeting of Shareholders will be held on Wednesday, October 27, 2004, at Parker Hannifin Corporate Headquarters, 6035 Parkland Blvd., Mayfield Heights, Ohio 44124-4141, at 9:00 a.m. Eastern Daylight Time. Telephone (216) 896-2704.

Form 10-K
Shareholders may request a free copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K by writing to the Secretary, Parker Hannifin Corporation, 6035 Parkland Blvd., Cleveland, Ohio 44124-4141.

Transfer Agent & Registrar
National City Bank, Department 5352, Corporate Trust Operations,
P.O. Box 92301, Cleveland, Ohio 44193-0900. Telephone (800) 622-6757.

Dividend Reinvestment Plan
Parker Hannifin provides a Dividend Reinvestment Plan for its shareholders. Under the Plan, Parker pays all bank service charges and brokerage commissions. Supplemental cash payments are also an option. For information, contact:
National City Bank, Corporate Trust Administration,
P.O. Box 94946,
Cleveland, Ohio 44106-4946.
Telephone (800) 622-6757.

Independent Registered Public Accounting Firm:
PricewaterhouseCoopers LLP, Cleveland, Ohio

Analyst Contact:
Pamela J. Huggins, Vice President and Treasurer.
Telephone (216) 896-2240.

Media Contact:
Lorrie Paul Crum, Vice President - Corporate Communications.
Telephone (216) 896-2750.

Special thanks for the following photo contributions: Cover photo, Don Snyder, Cleveland,Ohio. Lindbergh photo on page 1 courtesy of Warshaw Collection, Archives Center, National Museum of Natural History, Smithsonian Institution. Human Patient Simulator on page 8 from Medical Education Technologies, Inc. BattleBots photo on page 9 reprinted with permission by Photographer: Daniel Longmire © BattleBots Inc, 2002. All Rights Reserved.



FLUID CONNECTORS

THOMAS W. MACKIE
President

- Construction machinery
- In-plant automotive
- Agriculture
- Transportation
- Mining
- Mobile
- Machine tool
- Packaging
- Industrial machinery
- Oil & gas
- Life sciences/pharmaceutical
- Refrigeration, heating & a/c
- Food & beverage
- Marine

U.S., Canada, Mexico, Austria, United Kingdom, France, Germany, Netherlands, Venezuela, Poland, Australia, New Zealand, China, Brazil, South Africa, Thailand, South Korea, Czech Republic, Italy

- Rubber & thermoplastic hose
- Industrial hose
- Tube fittings & adapters
- Tubing & plastic fittings
- Brass fittings & valves
- Hose couplings
- Quick disconnects
- Check valves
- Expert systems
- Custom couplings & fittings





HYDRAULICS

LEE C. BANKS
President

RODERICK B. CLOUSE
President European Operations

- Construction machinery
- Mobile
- Agriculture
- In-plant automotive
- Machine tool
- Industrial machinery
- Plastics machinery
- Marine
- Transportation
- Oil & gas
- Truck hydraulics
- Power generation & energy
- Material handling

U.S., Canada, Mexico, Brazil, United Kingdom, France, Finland Germany, Sweden, Italy, Australia, New Zealand, Czech Republic, Japan

- Hydraulic cylinders
- Accumulators
- Rotary actuators
- Hydraulic valves
- Hydraulic motors & pumps
- Hydrostatic steering
- Power units
- Electrohydraulic systems
- Metering pumps
- Integrated hydraulic circuits
- Power take-offs





INSTRUMENTATION

ROGER SHERRARD
President

- Power generation
- Oil & gas
- Process analysis
- Microelectronics
- Pulp & paper
- Marine
- Alternative fuels
- Analytical
- Chemical
- Petrochemical
- Power generation
- Food & beverage
- Pharmaceutical

U.S., Canada, United Kingdom, France, Germany, Brazil, Japan, Korea, China, Australia

- Medium/high pressure fittings & valves
- Instrumentation fittings
- High-purity fittings, diaphragm valves & regulators
- Instrumentation ball, plug, needle, check & manifold valves
- PFA & PTFE fittings, valves, pumps & regulators
- CGA gas cylinder connections
- Analytical systems





SEAL

HEINZ DROXNER
President

KLAUS GEISSLER
President European Operations

- Aviation
- Food & beverage
- Mobile
- Semiconductor
- Chemical processing
- Telecommunications
- Information technology
- Industrial machinery
- Life sciences/pharmaceutical
- Agriculture
- Machine tool
- Oil & gas
- Transportation
- Marine
- Military

U.S., Canada, Mexico, Denmark, United Kingdom, France, Germany, Italy, Czech Republic, Argentina, Brazil, China

- Elastomeric O-rings
- Homogeneous & inserted elastomeric shapes & diaphragms
- Metal & plastic retained composite seals
- Polymeric & plastic dynamic seals
- Rubber & plastic boots/bellows
- Extruded & precision-cut/fabricated elastomeric seals
- Thermoplastic engineered seals
- EMI shielding/grounding devices
- Thermal management products



Office of the Chief Executive



Don Washkewicz
President & CEO



Tim Pistell
Vice President & Chief Financial Officer



Nickolas Vande Steeg
Executive Vice President & Chief Operating Officer



Jack Myslenski
Executive Vice President - Sales, Marketing & Operations Support

Operating Management



Bob Barker
President, Aerospace



Robert Bond
President, Automation



Lynn Cortright
President, Climate & Industrial Controls



John Oelslager
President, Filtration



Thomas Mackie
President, Fluid Connectors



Lee Banks
President, Hydraulics



Roger Sherrard
President, Instrumentation



Heinz Droxner
President, Seal



Joseph Vicic
President, Asia Pacific



Ricardo Machado
President, Latin America

Market Scope

Aerospace	Automation	Climate & Industrial Controls	Filtration	Fluid Connectors	Hydraulics	Instrumentation	Seal	
○	●	●	●	●	●	○	○	Agriculture
○	○	●	●	●	●	○	○	Aviation/Aerospace
○	●	●	●	●	●	●	○	Food & Beverage
○	●	●	●	●	●	○	○	Industrial Machinery
○	●	●	●	●	●	●	○	In-Plant Automotive
○	●	●	●	●	●	○	○	Machine Tool
○	●	●	●	●	●	○	○	Marine
○	●	●	●	●	●	●	○	Medical & Bio/Pharmaceutical
○	●	●	●	●	●	○	○	Mobile
○	●	●	●	●	●	●	○	Oil & Gas
○	●	○	●	●	●	○	○	Packaging
○	●	●	●	○	●	●	○	Power Generation & Energy
○	●	●	●	●	●	●	○	Process
○	●	○	●	●	●	●	○	Pulp & Paper
○	●	●	●	●	○	○	○	Refrigeration, Heating & Air Conditioning
○	●	○	●	●	○	●	○	Semiconductor
○	●	○	●	○	○	○	○	Telecommunications/Information Technology
○	●	●	●	●	●	○	○	Transportation

Aerospace & Industrial Segments



AEROSPACE

ROBERT P. BARKER
President

Markets

- Commercial transports
- Military aircraft and missiles
- Regional transports
- General aviation
- Business aircraft
- Helicopters
- Engines
- Power generation & energy
- Unmanned air vehicles

Products & Facilities

U.S., Germany, France, United Kingdom, Canada, Mexico, Japan, Singapore, China, Brazil, Malaysia

- Flight control systems & components
- Thrust-reverser actuation
- Electrohydraulic servovalves
- Hydraulic systems & components
- Pumps
- Fuel systems & components
- Pneumatic controls & components
- Fluid metering, delivery & atomization devices
- Wheels & brakes
- Fuel manifolds
- Inert/oxygen generating systems
- Electromechanical actuation
- Couplings & valve fittings
- Hoses & rigid tubes





AUTOMATION

ROBERT W. BOND
President

- Industrial machinery
- Life sciences/pharmaceutical
- Semiconductor
- Machine tool
- Information technology
- Pulp & paper
- Process
- Packaging machinery
- In-plant automotive
- Food & beverage
- Transportation
- Conveyor
- Electronic assembly

U.S., Canada, Mexico, Brazil, United Kingdom, France, Germany, Sweden, Netherlands, Spain, South Korea, Italy, Japan, Australia

- Pneumatic valves
- Linear motors
- Air preparation units
- Stepper & servo drives, controls
- Positioning tables
- Electric & pneumatic actuators
- Structural extrusions
- Vacuum products
- Pressure sensors
- Pneumatic logic
- Human-machine interface
- Gantry robots
- Multi-axis motion control products





CLIMATE & INDUSTRIAL CONTROLS

LYNN M. CORTRIGHT
President

- Air conditioning
- Refrigeration
- Mobile HVAC
- Transportation
- Appliances
- Oil & gas
- Process
- Food & beverage
- Agriculture
- Power generation & energy
- Machine tool
- Marine
- Industrial machinery
- Medical/life sciences
- Fuel cells
- Precision cooling

U.S., Canada, Mexico, Italy, United Kingdom, Germany, South Korea, Brazil, Switzerland, Czech Republic, Poland, China

- Refrigeration & general-purpose solenoid valves
- Flow controls
- Pressure regulators
- Check, ball & service valves
- Spun copper components
- Value-added assemblies
- Thermostatic & electronic expansion valves
- Electronic controllers
- Accumulators, filter dryers & receivers
- Heater/air conditioning hose & hose assemblies
- Gerotors
- Process control valves





FILTRATION

JOHN K. OELSLAGER
President

- Industrial machinery
- Process
- Mobile
- Marine
- Aviation
- Oil & gas
- Semiconductor
- Life sciences/pharmaceutical
- Pulp & paper
- Power generation & energy
- Agriculture
- Machine tool
- In-plant automotive
- Transportation
- Food & beverage
- Packaging

U.S., United Kingdom, Australia, Netherlands, France, Germany, Finland, Brazil, Korea

- Hydraulic, lubrication & coolant filters
- Process, chemical, water & microfiltration filters
- Compressed air & gas purification filters
- Lube oil & fuel filters
- Fuel-conditioning systems
- Fuel filters/water separators
- Condition monitoring
- Aviation fuel filters
- Analytical gas generators
- Compressed air separation systems
- Nitrogen, hydrogen & zero air generators
- Engine air, fuel, oil filtration & systems



REGIONAL OPERATIONS/ PRESIDENTS

ASIA PACIFIC
JOSEPH J. VICIC

LATIN AMERICA
A. RICARDO MACHADO

ALASKA

See Us Differently.



PH
LISTED
NYSE

Parker
anything possible

Parker Hannifin Corporation, 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141, 216.896.3000, www.parker.com